CAPE FEAR BANK
CORPORATION



2007

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ANNUAL REPORT

CAPE FEAR BANK
CORPORATION

1117 Military Cutoff Road
Wilmington, North Carolina 28405
(910) 509-2000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2008 Annual Meeting of Shareholders of Cape Fear Bank Corporation will be held at 9:30 a.m. on Tuesday, August 19, 2008, at the University of North Carolina at Wilmington Executive Development Center located at 1241 Military Cutoff Road, Wilmington, North Carolina.

The purposes of the meeting are:

1. ***Election of Directors.*** To elect six (6) directors for one-year terms;

2. ***Ratification of Appointment of Independent Accountants.*** To consider a proposal to ratify the Audit Committee's appointment of Dixon Hughes PLLC as our independent accountants for 2008; and

3. ***Other Business.*** To transact any other business properly presented for action at the Annual Meeting.

The Board of Directors has fixed the close of business on July 11, 2008 as the record date for determining the shareholders entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof.

All shareholders are cordially invited to attend the annual meeting in person. However, whether or not you plan to attend the annual meeting in person, you are urged to mark, date, sign and return the enclosed **WHITE** proxy card as promptly as possible in the postage–prepaid envelope provided to ensure your representation and the presence of a quorum at the annual meeting. If your shares are held in "street name" by a broker or other nominee, we ask that you follow your broker's or nominee's directions and give it instructions as to how it should vote your shares.

If you submit your proxy and then decide to attend the annual meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. Only shareholders of record as of the close of business on July 11, 2008 are entitled to receive notice of, to attend and to vote at the annual meeting.

Caution: Dissident Group Seeking To Gain Control of The Company

Please note that Maurice J. Koury, The Maurice and Ann Koury Charitable Trust, The Maurice J. Koury Foundation, Inc., Scott C. Sullivan, Miltom E. Petty, Mort Neblett, Haywood Cochrane, Jr., James S. Mahan III, David Lucht, and Robert Isser (the "Koury Participants") have provided notice to the Company that they intend to nominate their own slate of nominees for election as directors at the annual meeting and solicit proxies for use at the annual meeting to vote in favor of their own slate in opposition to all of the Board's nominees named in Proposal No. 1. **We do not believe that allowing the Koury Participants to gain control of the Company through the election of their nominees to our Board of Directors is in the best interests of our shareholders.**

You may receive proxy solicitation materials from the Koury Participants or other persons or entities affiliated with them, including an opposition proxy statement and proxy card. **OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL OF THE BOARD'S NOMINEES ON THE ENCLOSED WHITE PROXY CARD AND URGES YOU NOT TO SIGN OR RETURN ANY PROXY CARD SENT TO YOU BY THE KOURY PARTICIPANTS.** Even if you have previously signed a proxy card sent by the Koury Participants, you have the right to change your vote by using the enclosed **WHITE** proxy card to vote by signing, dating and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided. Only the latest dated proxy you submit will be counted. We urge you to disregard any proxy card sent to you by the Koury Participants or any person other than Cape Fear Bank Corporation.

This notice and the enclosed Proxy Statement and form of appointment of proxy are being mailed to our shareholders on or about July 15, 2008.

If you have any questions, please contact Cameron Coburn, Chairman, President and Chief Executive Officer at (910) 509-3901, *ccoburn@capefearbank.com*, or Betty V. Norris, Senior Vice President and Chief Financial Officer at (910) 509-3914, *bnorris@capefearbank.com*.

If you need any assistance with voting your **WHITE** proxy, please contact our proxy solicitor:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Shareholders Call Toll Free: (800) 662-5200
Email: ***capefear@morrowco.com***

By Order of the Board of Directors

Cameron Coburn

Cameron Coburn
Chairman, President
and Chief Executive Officer

TABLE OF CONTENTS

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CAPE FEAR BANK
CORPORATION

1117 Military Cutoff Road
Wilmington, North Carolina 28405

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

General

This Proxy Statement is dated July 15, 2008, and is being furnished to our shareholders by our Board of Directors in connection with our solicitation of appointments of proxy in the enclosed form for use at the 2008 Annual Meeting of our shareholders (the "Annual Meeting") and at any adjournments or postponements of the meeting. The Annual Meeting will be held at 9:30 a.m. on Tuesday, August 19, 2008, at the University of North Carolina at Wilmington Executive Development Center located at 1241 Military Cutoff Road, Wilmington, North Carolina.

In this Proxy Statement, the terms "you," "your" and similar terms refer to the shareholder receiving it. The terms "we," "us," "our" and similar terms refer to Cape Fear Bank Corporation. Our banking subsidiary, Cape Fear Bank, is referred to as the "Bank."

We have received notice from Maurice J. Koury, The Maurice and Ann Koury Charitable Trust, The Maurice J. Koury Foundation, Inc., Scott C. Sullivan, Miltom E. Petty, Mort Neblett, Haywood Cochrane, Jr., James S. Mahan III, David Lucht, and Robert Isser (the "Koury Participants") of their intention to nominate nominees (collectively, the "Koury Nominees") for election to our Board of Directors at the Annual Meeting.

The Koury Nominees are not endorsed by our Board of Directors. We urge shareholders NOT to vote any proxy card that you may receive from the Koury Participants. Our Board of Directors urges you to vote FOR ALL of our nominees for director: Cameron Coburn, Walter Lee Crouch, Jr., Becky Parker O'Daniell, Craig S. Relan, Jerry D. Sellers and Walter O. Winter.

We are not responsible for the accuracy of any information provided by or relating to the Koury Participants contained in any proxy solicitation materials filed or disseminated by, or on behalf of, the Koury Participants or any other statements that the Koury Participants may otherwise make. The Koury Participants choose which shareholders receive their proxy solicitation materials.

Proposals to be Voted on at the Annual Meeting

At the Annual Meeting, record holders of our common stock will consider and vote on proposals to:

- elect six directors for one-year terms (see "Proposal 1: Election of Directors" on page 6);
- ratify the appointment of Dixon Hughes PLLC as our independent accountants for 2008 (see "Proposal 2: Ratification of Independent Accountants" on page 31); and
- transact any other business properly presented for action at the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" the election of each of the six nominees for director named in this proxy statement, and "FOR" ratification of the appointment of our independent accountants.

How You Can Vote at the Annual Meeting

If your shares of our common stock are held of record in your name, you can vote at the Annual Meeting in one of the following ways.

- You can attend the Annual Meeting and vote in person
- You can sign and return to us an appointment of proxy on the **WHITE** proxy card enclosed with this proxy statement and appoint the "Proxies" named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you at the meeting.

If your shares of our common stock are held for you in "street name" by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares. Brokers who hold shares in street name for their clients typically have the authority to vote those shares on "routine" proposals when they have not received instructions from the beneficial owners of the shares. However, without specific voting instructions from beneficial owners, brokers generally are not allowed to exercise their voting discretion with respect to the approval of non-routine matters.

Solicitation and Voting of Proxies

A **WHITE** proxy card is included with this Proxy Statement that provides for you to name four of our executive officers, Betty V. Norris, Lynn M. Burney, R. James MacLaren and A. Mark Tyler, individually or as a group, or any substitute appointed by them to act as your "Proxies" and vote your shares at the Annual Meeting. Please sign and date your **WHITE** proxy card and return it in the enclosed envelope so that your shares will be represented at the meeting.

If you sign a **WHITE** proxy card and return it so that we receive it before the Annual Meeting, the shares of our common stock that you hold of record will be voted by the Proxies according to your instructions. If you sign and return a proxy card but do not give any voting instructions, then your shares will be voted by the Proxies ***"FOR"*** the election of each of the six nominees for director named in Proposal 1 below and ***"FOR"*** Proposal 2 discussed in this Proxy Statement. If you do not return a **WHITE** proxy card, the Proxies will not have authority to vote for you and shares you hold of record will not be represented or voted at the Annual Meeting unless you attend the meeting in person, or validly appoint another person to vote your shares for you. If, before the Annual Meeting, any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, the Proxies will have the discretion to vote your shares for a substitute nominee named by our Board of Directors. We are not aware of any other business that will be brought before the Annual Meeting but, if any other matter is properly presented for action by our shareholders, your proxy card will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn or postpone the meeting.

Revocation of Proxy Cards; How You Can Change Your Vote

If you are the record holder of your shares and you sign and return a proxy card and later wish to revoke it or to change the voting instructions you gave your proxy, you can do so at any time before the voting takes place at the Annual Meeting.

To change the voting instructions you gave your proxy, you should sign and submit a proxy card dated after the date of your original proxy card and containing your new instructions. Your proxy will follow the last voting instructions they receive from you before the Annual Meeting. If your shares are held in "street name" and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker's or nominee's directions.

To revoke your proxy card:

- you should give our Corporate Secretary a written notice that you want to revoke your proxy card; or
- you can attend the Annual Meeting and notify our Corporate Secretary that you want to revoke your proxy card and vote your shares in person. Simply attending the Annual Meeting, without notifying our Corporate Secretary, will not revoke your proxy card.

Participants in the Solicitation

Under applicable regulations of the SEC, each of our directors may be deemed to be a "participant" in this proxy solicitation. Please refer to Annex I, "Certain Information Regarding Participants in the Company's Solicitation of Proxies" for information about our directors who may be deemed to be participants in this solicitation.

Other than the persons described in Annex I, no general class of employee of the Company will be employed to solicit stockholders. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.

Proxy Materials from the Koury Participants

The Koury Participants have provided notice to the Company that they intend to nominate their own slate of nominees for election as directors at the Annual Meeting and solicit proxies for use at the Annual Meeting to vote in favor of their own slate in opposition to all of the Board nominees named in Proposal No. 1. You may receive proxy solicitation materials from the Koury Participants, including an opposition proxy statement and proxy card. **OUR BOARD OF DIRECTORS URGES YOU NOT TO SIGN OR RETURN ANY PROXY CARD SENT TO YOU BY THE KOURY PARTICIPANTS.** Even if you have previously signed a proxy card sent by the Koury Participants, you have the right to change your vote by following the instructions on the **WHITE** proxy card to vote by signing, dating and mailing the enclosed **WHITE** proxy card in the postage–paid envelope provided. Only the latest dated proxy you submit will be counted. We urge you to disregard any proxy card sent to you by the Koury Participants or any person other than Cape Fear Bank Corporation.

Expenses and Method of Solicitation

We will pay all costs of our solicitation of proxy cards for the Annual Meeting, including costs of preparing and mailing this proxy statement. The Bank's and our directors, officers and employees may solicit proxy cards, personally or by telephone or other methods of communication, but they will not receive any additional compensation from us for doing so. We are requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of our proxy solicitation materials to their principals and request their voting instructions, and we will reimburse those persons for their expenses in doing so. In addition, the Company has retained Morrow and Co., LLC ("Morrow") to aid in soliciting proxies for a fee of $45,000 plus expenses. The Company has agreed to indemnify Morrow against certain liabilities, including liabilities arising under the federal securities laws. Morrow has informed the Company that it intends to employ approximately 25 persons to solicit proxies. Our expenses related to the solicitation (in excess of those normally spent for an annual meeting as a result of the proxy contest and excluding salaries and wages of our regular employees) are currently expected to be approximately $483,000, of which $104,300 has been spent to date.

In connection with the solicitation of proxy cards for the Annual Meeting, we have not authorized anyone to give you any information or make any representation not contained in this Proxy Statement. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by us.

Record Date and Voting Securities

The close of business on July 11, 2008, is the "Record Date" we are using to determine which of our shareholders are entitled to receive notice of and to vote at the Annual Meeting and how many shares they are entitled to vote. Our voting securities are the 3,841,785 shares of our common stock that were outstanding on the Record Date. You must have been a record holder of our common stock on that date in order to vote at the meeting.

Quorum and Voting Procedures

A quorum must be present for business to be conducted at the Annual Meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of our common stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments or postponements. If you return a valid proxy card or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker "non-votes" also will be counted in determining whether there is a quorum. Broker "non-votes" will occur if your shares are held by a broker and are voted on one or more matters at the meeting but they are not voted by the broker on a "non-routine" matter because you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of our common stock you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting. You may not cumulate your votes in the election of directors.

Vote Required for Approval

Our directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the six nominees receiving the highest numbers of votes will be elected. For Proposal 2 to be approved, the number of votes cast in person and by proxy in favor of each proposal must exceed the number of votes cast against it. Abstentions and broker non-votes will have no effect in the voting for directors or on Proposal 2.

Recent Developments

As previously disclosed, the Board of Directors delayed the 2008 Annual Meeting from its usual time in May until August to permit the Company to identify and pursue strategic and financial alternatives intended to enhance shareholder value. The Board of Directors is continuing to work with management and its financial advisor, McKinnon & Co., to evaluate the alternatives available to the Company at this time, and to determine the course of action that the Board believes will be in the best interests of its shareholders. As part of this exploration of strategic alternatives, the Board of Directors directed McKinnon & Co. to solicit interest from third parties for a possible sale of the Company and, in addition, to explore financing options.

The Board was hopeful that the identification of the strategic or financial alternatives would be announced prior to the 2008 Annual Meeting. In particular, the Board was hopeful that the substantive discussions that we have had with a financially capable party would lead to a possible sale transaction that could be submitted to the shareholders for their consideration at the 2008 Annual Meeting. Although discussions with this potential acquiror are continuing, it became clear that there would be no agreement that could be submitted to the shareholders in time for the annual shareholder meeting in August. There can be no assurance that the exploration of strategic alternatives will result in any transaction, including the one which we are discussing. However, please be assured that management and the Board are committed to exploring ways to enhance shareholder value.

In the proxy solicitation materials filed by the Koury Participants with the SEC on April 9, 2008, it was suggested that the Board of Directors and current management were unwilling to consider a potential sale of the Company. Beyond selling the Company, the Koury Participants do not offer a plan for improving shareholder value. As the Board is currently exploring strategic alternatives, we believe that current management and the Board of Directors, who are intimately familiar with the Company's operations and financial conditions, are best suited to identify and implement an appropriate alternative to enhance shareholder value, either in the short term, through a sale of the Company, or the long term, by leading the Company through this difficult economic environment for financial institutions.

PROPOSAL 1: ELECTION OF DIRECTORS

General

Our Bylaws, as amended, provide that:

- our Board of Directors consists of such number of directors as may be fixed or changed from time to time by our Board; and
- if our Board consists of fewer than nine members, directors are to be elected to one-year terms or until their respective successors have been duly elected and qualified.

Nominees

The number of our directors currently is set at six. Based on the recommendations of our Corporate Governance Committee, our six current directors named in the table below have been nominated by our Board of Directors for election at the Annual Meeting for one-year terms.

Name and age	Positions with us and the Bank (1)	Year first elected (2)	Principal occupation and business experience
Cameron Coburn (42)	Chairman, President and Chief Executive Officer	1998	Our executive officer
Walter Lee Crouch, Jr. (52)	Vice Chairman	1998	Realtor/broker, Intracoastal Realty Corporation
Becky Parker O'Daniell (3) (44)	Director	2007	President and Chief Financial Officer, Atlantic Quest Corporation (operates five full service restaurants); certified public accountant
Craig S. Relan (61)	Director	1998	Private investor; retired Vice President and General Manager, Digital Systems Research (1988 to 1996) (ship building and professional engineering)
Jerry D. Sellers (53)	Director	2003	Partner, Sellers Tile Co., Inc. (ceramic tile and stone installation)
Walter O. Winter (67)	Director	1998	Real estate investor; retired engineer, General Electric Corporation (1963 to 1996)

(1) Listings of the members of committees of our Board are contained below under the heading "Committees of Our Board."
(2) Except in the case of Ms. O'Daniell, each nominee first became our director at the time we were incorporated during 2005 as the Bank's holding company and previously had served as a director of the Bank, and "first elected" refers to the year in which each individual first became a director of the Bank.
(3) Ms. O'Daniell was appointed as a director during 2007 to fill a vacancy on the Board.

Our Board of Directors recommends that you vote "FOR" each of the six nominees named above. The six nominees receiving the highest numbers of votes will be elected.

Our Board of Directors urges you not to sign or return any proxy card sent to you by the Koury Participants.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors periodically reviews transactions, relationships and other arrangements involving our directors and determines which of the directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. Beginning in 2008, the Board has directed our Corporate Governance Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's periodic determinations, and to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment. The following table lists persons who served as directors during 2007, and all nominees for election as directors at the Annual Meeting, who our Board believes were during their terms of office, and will be if elected, "independent" directors under Nasdaq's criteria.

Walter Lee Crouch, Jr.	Jerry D. Sellers	Walter O. Winter
Windell Daniels (1)	Becky Parker O'Daniell	J. Davie Waggett (2)
Craig S. Relan		

(1) Mr. Daniels died on April 22, 2008.
(2) Mr. Waggett resigned from the Board effective during November 2007.

In addition to the specific Nasdaq criteria, in determining the independence of each director the Corporate Governance Committee and the Board consider whether they believe any other transactions, relationships, arrangements or factors (including our directors' borrowing relationships with the Bank) could impair a director's ability to exercise independent judgment. There currently are no such other factors known to the Board that it believes affect the independence of our current directors and nominees listed above.

Executive Sessions of Independent Directors

Each quarter, in conjunction with a regular Board meeting, our independent directors meet separately, in an executive session, without management or non-independent directors. At their discretion, our independent directors may also hold separate meetings at any time other than in conjunction with a Board meeting.

Lead Independent Director

Under guidelines adopted by our Corporate Governance Committee, if the Chairman of our Board of Directors also serves as an officer, or otherwise is not an independent director, our independent directors will elect a "Lead Independent Director." Walter Lee Crouch, Jr., currently serves as our Lead Independent Director. In that role, among other things, he:

- presides at executive sessions or other separate meetings of independent directors and serves as the liaison between our independent directors and our Chairman and management;
- consults with the Chairman regarding the schedule, agenda, and information for Board meetings and the quality, quantity and timeliness of information provided to the Board by management; and
- convenes separate meetings of independent directors as necessary or appropriate.

Our Chairman sets the agenda for each Board meeting with input and advice from the Lead Independent Director, but any matter will be placed on the agenda for a regular or special meeting at the request of the Lead Independent Director.

Attendance by Directors at Meetings

Board of Directors Meetings. The Bank's and our Boards of Directors meet jointly. Directors are expected to attend meetings of the Board and meetings of Board committees on which they serve (subject to circumstances which make their absence unavoidable), review briefing materials provided to them in advance of meetings, and actively participate in discussions at meetings and the work of committees on which they serve. During 2007, the Boards met twelve times in regular meetings and six times in special meetings and each of our current directors attended 75% or more of the aggregate number of meetings of the Boards and any committees on which he served.

Annual Meetings. Attendance by our directors at Annual Meetings of our shareholders gives directors an opportunity to meet, talk with and hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time during the year. Our Board of Directors recognizes that our outside directors have their own business interests and are not our employees, and that it is not always possible for them to attend Annual Meetings. However, our Board's policy is that attendance by directors at our Annual Meetings is beneficial to us and to our shareholders and that our directors are strongly encouraged to attend each Annual Meeting whenever possible. Each of our six directors then in office attended our last Annual Meeting which was held during May 2007.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate with it regarding their concerns and other matters related to our business, and the Board has established a process by which you may send written communications to the Board or to one or more individual directors. You may address and mail your communication to our Corporate Secretary at:

Cape Fear Bank Corporation
Attention: Corporate Secretary
1117 Military Cutoff Road
Wilmington, North Carolina 28405

You also may send communication by email to *info@capefearbank.com.* You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to our business, forwarded to the intended recipients. Copies of communications from a customer of the Bank relating to a deposit, loan or other financial relationship or transaction also will be forwarded to the department or division most closely associated with the subject of the communication.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics which applies to our directors and all our executive officers. A copy of the Code is posted on the Bank's Internet website at *www.capefearbank.com.* Among other things, the Code is intended to promote:

- honest and ethical conduct;
- the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission and other public communications we make;
- compliance with governmental laws, rules and regulations;
- prompt internal reporting of violations of the Code to the Board's Audit Committee; and
- accountability for adherence to the Code.

Illegal or unethical behavior, violations of the Code, or accounting or auditing concerns, may be reported, anonymously or otherwise, on our Ethics Hotline by Internet using the "Make a Report" link on our website *www.capefearbank.com* or by telephone at (888) 327-0091, or you may send them by mail addressed to the Chairman or any other member of our Audit Committee at:

Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, NC 28405

COMMITTEES OF OUR BOARD

General

Our Board of Directors has two independent, standing committees that assist the Board in oversight and governance matters. They are the Audit Committee and the Corporate Governance Committee (that serves as a nominations committee and a compensation committee). Each Committee operates under a written charter approved by our Board that sets out their composition, authority, duties and responsibilities. We believe that each member of those committees is an "independent director" as that term is defined by the listing standards of The Nasdaq Stock Market. A current copy of each Committee's charter is posted on the Bank's Internet website at *www.capefearbank.com*. The current members of each committee are listed in the following table, and the function of and other information about each committee is described in the paragraphs below.

Audit Committee (1)	Corporate Governance Committee (1)
Craig S. Relan—Chairman	W. Lee Crouch, Jr.—Chairman
W. Lee Crouch, Jr.	Craig S. Relan
Becky Parker O'Daniell	Jerry D. Sellers

(1) Windell Daniels was a member of the Audit Committee until his death during April 2008. J. Davie Waggett was a member of the Audit and Corporate Governance Committees until his resignation from the Board during November 2007.

Audit Committee

Our Audit Committee is a joint committee of the Bank's and our Boards of Directors. Under its charter, the Committee is responsible for:

- appointing our independent accountants and approving their compensation and the terms of their engagement;
- approving services proposed to be provided by our independent accountants, and
- monitoring and overseeing the quality and integrity of our accounting and financial reporting process and audits of our financial statements.

The Committee reviews various reports from our independent accountants (including the annual audit report on our audited consolidated financial statements), reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it generally oversees our internal audit program. The Committee met eight times during 2007.

Audit Committee Report

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2007, the Audit Committee has:

- reviewed our audited consolidated financial statements for 2007 and discussed them with management;
- discussed with our independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended;
- received written disclosures and a letter from our independent accountants required by Independence Standards Board Standard No. 1; and
- discussed the independence of our independent accountants with the accountants.

Based on the above reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our 2007 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee:

Craig S. Relan *W. Lee Crouch, Jr.* *Becky Parker O'Daniell*

Corporate Governance Committee

Function. Our Corporate Governance Committee is a joint committee of the Bank's and our Boards. Under its written charter the Committee acts as our Board's nominations committee and as the compensation committee of both Boards. The Committee met seven times during 2007.

Nominations Committee Functions. Among its other duties and responsibilities assigned from time to time by the Board, the Corporate Governance Committee functions as a nominations committee of our Board by identifying individuals who are qualified to become directors and recommending candidates to the Board for selection as nominees for election as directors at our Annual Meetings and for appointment to fill vacancies on the Board.

The Committee's charter provides that it identify and recommend individuals who have high personal and professional integrity, who demonstrate ability and judgment, and who, with other members of the Board, will be effective in collectively serving the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal banking regulators, and the Committee may develop other criteria or minimum qualifications for use in identifying and evaluating candidates. In identifying candidates to be recommended to the Board of Directors, the Committee considers incumbent directors and candidates suggested by our management or other directors. The Committee also will consider candidates recommended by shareholders. The Committee has not used the services of a third-party search firm. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

Corporate Governance Committee
Cape Fear Bank Corporation
Attention: Corporate Secretary
1117 Military Cutoff Road
Wilmington, North Carolina 28405

Each recommendation should be accompanied by the following:

- the full name, address and telephone number of the person making the recommendation, and a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of our shares but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;
- the full name, address and telephone number of the candidate being recommended, information regarding the candidate's beneficial ownership of our equity securities and any business or personal relationship between the candidate and the person making the recommendation, and an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide as a director;
- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information the Committee may request in connection with its evaluation of candidates;
- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any areas of particular expertise;
- information regarding any business or personal relationships between the candidate and any of our or the Bank's customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company or affiliated companies, and any transactions between the candidate and our company or affiliated companies; and
- any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past five years).

In order to be considered by the Committee in connection with its recommendations of candidates for selection as nominees for election at an Annual Meeting, a shareholder's recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee.

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee will select candidates to be recommended to the Board of Directors each year based on its assessment of, among other things, (1) candidates' business, personal and educational background and experience, community leadership, independence, geographic location within our service area, and their other qualifications, attributes and potential contributions; (2) the past and future contributions of our current directors, and the value of continuity and prior Board experience; (3) the existence of one or more vacancies on the Board; (4) the need for a director possessing particular attributes or particular experience or expertise; (5) the role of directors in our business development activities; and (6) other factors that it considers relevant, including any specific qualifications the Committee adopts from time to time.

The Corporate Governance Committee recommended to our Board of Directors that our incumbent directors be nominated for reelection at the Annual Meeting for new terms.

Compensation Committee Functions. The Corporate Governance Committee also functions as a compensation committee of our and the Bank's Boards and reviews and provides overall guidance to the Boards regarding our executive and director compensation and benefit programs and makes recommendations to the Boards regarding:

- cash and other compensation paid or provided to our and the Bank's Chief Executive Officer and other executive officers; and
- the adoption of new compensation or benefit plans, or changes in existing plans, under which compensation or benefits are or will be paid or provided to those persons.

The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid to our directors and, to the extent requested by the Boards, compensation paid (individually or in the aggregate) to other employees of the Bank.

In performing its duties, the Committee may, if it considers it appropriate, delegate any of its responsibilities to a subcommittee. However, any subcommittee must be composed entirely of independent directors. The Committee is authorized to conduct investigations, and to request and consider any information (from management or otherwise) that it believes is necessary, relevant or helpful in its deliberations and in making its recommendations. It may rely on information provided by management without further verification. However, under its charter, when the Committee takes an action, it should exercise independent judgment on an informed basis and in a manner it considers to be in the best interests of our shareholders. In connection with matters relating to the compensation of executive officers other than our Chief Executive Officer, the Committee considers information provided by our Chief Executive Officer about the individual performance of those other officers and his recommendations as to their compensation. After receiving the Committee's recommendations, the Board makes all final decisions regarding compensation matters.

The Committee may retain the services of outside consultants or its own legal counsel, at our or the Bank's expense, and on terms (including fees) that it approves. In that regard, in reviewing and approving the compensation of our executive officers, the Committee uses an annual compensation survey of North Carolina-based banking organizations that is prepared by Matthews, Young – Management Consulting, Hillsborough, North Carolina, in collaboration with the North Carolina Bankers Association, and that firm has consulted with the Committee in the past on compensation matters. The Committee also obtains legal services from separate legal counsel, Grady & Associates, Rocky River, Ohio, in connection with the various compensatory plans and agreements described under the heading "Executive Compensation." That firm also participates in the preparation and review of executive compensation disclosures in our proxy statements.

Other than in an advisory capacity as described above, the Committee's outside consultants and legal counsel have no role in the actual recommendations made by the Committee to the Boards, or in the Boards' approval of amounts or arrangements relating to executive compensation. However, they do make recommendations to the Committee in connection with the Committee's formulation of its recommendations to the full Boards on executive compensation matters.

EXECUTIVE OFFICERS

We consider our six officers listed below to be our and the Bank's executive officers.

Cameron Coburn, age 42, serves as our Chairman, President and Chief Executive Officer. He has served as Chairman of the Bank's Board since 2001 and as its President and Chief Executive Officer since 2000. He formed the Bank's organizing group during 1997 and, prior to his election as President, he had served as Executive Vice President and Chief Operating Officer of the Bank since it was incorporated and began operations during 1998. Prior to his employment with the Bank, Mr. Coburn was employed by United Carolina Bank in Wilmington, North Carolina, from 1992 to 1997, and by RHNB National Bank of North Carolina in Charlotte, North Carolina, from 1989 to 1992.

Betty V. Norris, age 53, serves as our and the Bank's Senior Vice President, Treasurer and Chief Financial Officer. She has been employed by the Bank since it began operations during 1998. Ms. Norris previously was employed as Vice President and Chief Financial Officer of Peoples Savings Bank, Wilmington, North Carolina, from 1985 to 1996.

Lynn M. Burney, age 61, serves as our and the Bank's Senior Vice President and Chief Operations Officer. She has been employed by the Bank since it began operations during 1998. Ms. Burney previously was employed by United Carolina Bank in Wilmington, North Carolina, from 1973 to 1997, where she last served as Vice President and Branch Development Support Officer.

R. James MacLaren, age 60, was appointed to serve as our Senior Vice President, and as the Bank's Senior Vice President and Credit Administrator, during 2006. During February 2007, he became our and the Bank's Chief Credit Officer. He previously served as the Bank's First Vice President from 2003 until 2006 and Vice President from 1999 to 2003. He has been employed by the Bank since 1999.

A. Mark Tyler, age 43, was appointed to serve as our Senior Vice President, during December 2006. He has served as the Bank's Senior Vice President and Business Banking Manager since 2003 and, during February 2007, he became our and the Bank's Chief Banking Officer. He previously served as the Bank's Vice President and Business Banking Officer from 1999 to 2003. He has been employed by the Bank since 1999.

Michelle L. Southerland, age 50, serves as our Vice President and Corporate Secretary. She has served as Vice President of the Bank since 2003 and was Assistant Vice President from 2002 to 2003. She has served as Corporate Secretary of the Bank since it began operations in 1998.

EXECUTIVE COMPENSATION

Summary

The following table shows the cash and certain other compensation paid or provided to or deferred by our named executive officers for the 2007 and 2006 calendar years. Our executive officers are compensated by the Bank for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services as our officers. With the exception of our Chief Executive Officer, Cameron Coburn, who is employed under an Employment Agreement as described below, each of the named officers is employed by the Bank on an "at will" basis and subject to reelection as an officer each year, and none of them have employment agreements with us or the Bank. However, as described under the caption "Severance Agreements," we and the Bank have entered into a Severance Agreement with each of our other executive officers named in the table below which provides for payments to them if their employment terminates under various circumstances within twelve months following a change in control of our company.

SUMMARY COMPENSATION TABLE

Name and Current Principal Position	Year	Salary (2)	Bonus	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Nonqualified Deferred Compensation Earnings	All Other Compensation (5)	Total
Cameron Coburn (1)	2007	$241,625	$-0-	$28,359	$-0-	-0-	$15,376	$285,360
Chairman, President and Chief Executive Officer	2006	197,564	100,000	28,359	-0-	-0-	13,673	339,596
Betty V. Norris	2007	154,592	-0-	20,624	-0-	-0-	9,450	184,666
Senior Vice President and Chief Financial Officer	2006	133,375	50,000	20,624	-0-	-0-	8,003	212,002
Lynn M. Burney	2007	145,254	-0-	20,624	-0-	-0-	8,225	174,103
Senior Vice President and Chief Operations Officer	2006	123,750	50,000	20,624	-0-	-0-	7,425	201,799
R. James MacLaren	2007	140,647	-0-	3,441	-0-	-0-	8,600	152,688
Senior Vice President and Chief Credit Officer	2006	115,716	25,000	3,440	-0-	-0-	6,883	151,039
A. Mark Tyler	2007	135,494	-0-	4,125	-0-	-0-	8,600	148,219
Senior Vice President and Chief Banking Officer	2006	115,513	30,000	4,125	-0-	-0-	6,865	156,503

(1) Mr. Coburn is a member of our Board, but he does not receive any additional cash compensation for service as a director.

(2) Salary amounts include each officer's elective deferral under our Section 401(k) plan.

(3) Reflects the amount of compensation expense, as calculated under SFAS 123R, that we recognized in our financial statements for 2007 relating to all outstanding stock options held by each officer. A discussion of material assumptions made in our valuation of and expense related to outstanding stock options is contained in Notes B and N to our audited consolidated financial statements.

(4) For 2007, the threshold levels of performance for incentive awards to be paid under our Annual Cash Incentive Plan were not met. As a result, no cash awards were paid to our named executive officers under the plan.

(5) The amounts listed for 2007 include:

- for each officer, matching contributions made by the Bank under our Section 401(k) plan as follows: Mr. Coburn—$13,500; Ms. Norris—$9,450; Ms. Burney—$8,225; Mr. MacLaren—$8,600 and Mr. Tyler—$8,600; and
- for Mr. Coburn, $1,876 in premiums paid by us for a separate disability insurance policy for his benefit.

In addition to compensation paid in cash, from time to time our executive officers receive various personal benefits. None of the named officers received personal benefits during 2007 for which our estimated aggregate incremental cost exceeded $10,000, and the amounts of those benefits are not included in the table. We also provide our officers with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of the insurance is not included in the table. As described below under the caption "Life Insurance Benefits," upon the named officers' deaths their beneficiaries will be entitled to a portion of the death benefits payable under split-dollar life insurance policies that are owned by the Bank and for which it paid lump-sum premiums during 2004. No premiums were paid on those policies during 2007, and no amounts related to those policies are included in the table.

Employment Agreement

Mr. Coburn is employed pursuant to an Employment Agreement which has a "rolling" three-year term. On each anniversary date of the agreement, the term is extended by one additional year unless our Board of Directors gives notice that it will not be extended. Unless sooner terminated, the term of the agreement will end when Mr. Coburn reaches age 55. The agreement provides for:

- annual base salary, which will be reviewed and must be increased for cost of living increases on an annual basis, and otherwise may be increased at the discretion of the Board;
- participation in all officer or employee compensation, bonus, incentive and benefit plans in effect from time to time;
- reimbursement for the cost of disability insurance providing an annual benefit not to exceed $96,000 and an elimination period of no fewer than six months;
- nomination for election as a director each year; and
- payment of membership assessments and dues in civic and social clubs mutually agreeable to Mr. Coburn and the Board.

The agreement was amended during 2006 to ensure that payments made under it would be in compliance with Section 409A of the Internal Revenue Code. As part of that amendment, the agreement was updated to reflect Mr. Coburn's $200,000 base salary rate for 2006 as the minimum base salary payable under the agreement.

If Mr. Coburn's employment is terminated by us without cause, or if Mr. Coburn terminates his own employment for "good reason," he will continue to receive salary payments for the unexpired term of the agreement, and we will provide him with continued life and medical insurance coverage for the remaining term or, if earlier, until he reaches age 55, dies, or becomes employed elsewhere. Continued life and medical insurance coverage also will be provided for the remaining term of the agreement following termination of his employment as a result of disability. "Good reason" will exist if, without Mr. Coburn's consent:

- his base salary is reduced;
- his bonus, incentive or other compensation award opportunities under our plans are reduced (unless the reduction is a company-wide reduction that applies to all participants), or his participation in any of our benefit plans is terminated (other than as a result of a change in the law or the loss of tax deductibility of employer contributions);
- our Board fails to reappoint Mr. Coburn as our Chief Executive Officer, or fails to nominate him for reelection, or to take any other action to cause him to be reelected, as a director;
- duties are assigned to him that are materially inconsistent with his position as principal executive officer or that represent a reduction in his authority;
- we fail to obtain an assumption of the agreement by a successor to the Bank in a merger or other reorganization; or
- our principal office is relocated, or Mr. Coburn is required to relocate his principal work location, by more than 15 miles from its location on the date of the agreement.

No payments will be made under the agreement if Mr. Coburn's employment is terminated by us for cause or by him without good reason.

If there is a change in control of our holding company or the Bank, Mr. Coburn will be entitled to:

- a lump-sum payment equal to three times the total of his base salary rate at the time of the change in control plus the amount of any bonuses or incentive compensation earned for the preceding calendar year;
- continued medical and life insurance coverage for the remaining term of the agreement or, if earlier, until he reaches age 55, dies, or becomes employed elsewhere;
- immediate vesting of his benefits under any qualified and non-qualified plans in which he participates, unless those plans separately address the effect of a change in control;
- payment of up to $500,000 in legal expenses he incurs in enforcing his rights if we do not pay our obligations under, or challenge the enforceability of, his agreement after a change in control; and
- if the payment and acceleration of benefits under other plans or arrangements results in a "parachute payment" that is subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code, an additional "gross-up payment" equal to the amount of the excise tax he owes, plus the additional amount needed for him to receive the amount of the excise tax net of all income, payroll or other excise taxes.

These change-in-control payments and benefits would be in lieu of any other severance payments provided for in Mr. Coburn's agreement, and his right to receive the lump-sum payment would not depend on whether his employment is terminated.

Mr. Coburn's agreement provides that, in general, a "change in control" will have occurred if:

- a person accumulates ownership of our stock that amounts to more than 50% of the total fair market value or total voting power of our outstanding stock;
- within a 12-month period a person acquires shares of our stock that amount to 35% or more of the total voting power of our outstanding stock;
- a majority of our directors are replaced during any 12-month period by persons whose appointment or election is not endorsed in advance by a majority of our directors; or
- there is a change in ownership of our assets that amounts to 40% or more of the total gross fair market value of all of our assets.

Under the Employment Agreement, Mr. Coburn has agreed not to disclose any confidential or proprietary information regarding our company or the Bank to any other person and that, for a period of one year following a termination of his employment, he may not directly or indirectly compete with the Bank by providing financial products or services on behalf of another financial institution, or assisting another financial institution in providing financial products or services, within a 15-mile radius of any of the Bank's full-service banking offices. If Mr. Coburn violates the agreement by competing with the Bank during the one-year restriction period, he will forfeit all his rights and retirement benefits under his Salary Continuation Agreement described below, as well as all death benefits under his Endorsement Split-Dollar Agreement described below. However, the restriction on his ability to compete against the Bank will terminate immediately upon a change in control.

The following table lists estimates of aggregate payments and benefits that would have been paid or provided to Mr. Coburn under his Employment Agreement if his employment had terminated under various circumstances, or there had been a change in control, on December 31, 2007.

Type of Termination Event and Description of Payment or Benefit	C. Coburn
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION FOR "GOOD REASON," OTHER THAN AFTER A CHANGE IN CONTROL	
Aggregate cash payments (1)	$ 500,000
Continued insurance coverage (3)	14,114
CHANGE IN CONTROL, WITHOUT REGARD TO TERMINATION OF EMPLOYMENT	
Lump-sum cash payment (2)	1,050,000
Continued insurance coverage (3)	14,114
Additional 280G "gross-up" payment (4)	1,201,534

(1) Reflects the aggregate of monthly payments, based on Mr. Coburn's annual salary rate of $250,000 that would be made during the remaining term of the Employment Agreement. The term of the agreement is extended by one additional year each January 1. On December 31, 2007, the remaining term was two years, but on the following day it would have been extended by an additional year to three years.

(2) Does not include any amount for reimbursement of legal expenses. The agreements require us to pay up to $500,000 in legal expenses incurred by Mr. Coburn in enforcing his rights if we do not pay our obligations under, or challenge the enforceability of, the agreement after a change in control.

(3) Reflects our estimate of the aggregate present value of the cost of continued insurance coverage equivalent to that currently provided to Mr. Coburn that could be obtained in the marketplace for the remaining term of the Employment Agreement. The term of the agreement is extended by one additional year on each January 1. On December 31, 2007, the remaining term was two years but on the following day it would have been extended by an additional year to three years.

(4) Reflects our estimate of the additional payment that would be made to Mr. Coburn to pay excise taxes under Sections 280G and 4999 of the Internal Revenue Code on "excess parachute payments" to him under all change-in-control arrangements, and to permit him to receive the payment net of income, payroll or other excise taxes.

Plan Based Compensation

We currently have two compensation plans or programs under which we may grant awards from time to time to our executive officers, including our:

- Omnibus Equity Plan, under which various types of equity-based awards may be granted; and
- Annual Cash Incentive Award under which additional cash compensation may be paid each year based on our corporate performance.

Equity-Based Awards. During 2007, we adopted our new Omnibus Equity Plan which is described below. Until that new plan was adopted, we granted options from time to time to our officers and employees to purchase shares of our common stock under our Incentive Stock Option Plan. Each outstanding stock option gave the officer to whom it was granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the market value of our stock on the date the option was granted. Options were granted under that plan on terms that provided for them to "vest," or become exercisable, at intervals as to portions of the shares they covered based on a vesting schedule. The options generally terminate 12 months following an officer's death or disability, or 90 days following an officer's retirement, involuntary termination without cause, or any termination as a result of a change in control of our company. They terminate immediately following the voluntary termination of an officer's employment or an involuntary termination for cause. Options granted under the plan do not include any performance-based conditions. The exercise price and vesting schedule for each option was determined by our

Corporate Governance Committee at the time the option was granted. We have also granted stock options to our Chief Executive Officer, Cameron Coburn, under our similar Nonstatutory Stock Option Plan which provided for the grant of options to our directors as described under the caption "Director Compensation."

At our 2007 Annual Meeting, our shareholders approved the new Omnibus Equity Plan to replace the Incentive Stock Option Plan and Nonstatutory Stock Option Plan. The new plan authorizes the issuance of an aggregate of 243,042 shares of our common stock, as adjusted to reflect the 5% stock dividend we effected during 2007, which includes 89,041 new shares authorized for issuance plus 154,001 shares that, at the time, remained available for new stock option grants under the existing plans, as adjusted for the stock dividend. Because the new plan replaced the two existing plans, no additional awards will be made under the old plans. However, the old plans remain in effect with respect to stock options that had been granted prior to approval of the new plan.

Under the new Omnibus Equity Plan, awards may be granted to officers and employees consisting of either:

- incentive stock options (the right to purchase shares of our common stock during a stated period at a specified exercise price and under which the employee receives favored tax treatment under Internal Revenue Code Section 422);
- non-qualified stock options (the right to purchase shares of our common stock during a stated period at a specified exercise price but which does not qualify to be treated as an incentive stock option for tax purposes);
- restricted stock awards (an award of shares of our common stock that is subject to the risk of forfeiture if specified conditions, usually the employee's continued employment) are not satisfied by the end of a specified restriction period);
- performance share awards (an award of shares of our common stock that may be earned based on the extent to which specified corporate or individual goals or other performance criteria are satisfied by the end of a specified measurement period); or
- stock appreciation rights (an award consisting of the right to receive cash equal to the difference between the fair market value of a specified number of shares of our common stock on the date award is exercised, and a specified aggregate exercise price for those shares).

As described under the caption "Director Compensation," the Omnibus Equity Plan also authorizes the grant of non-qualified stock options to our directors.

During 2007, no new stock options or other awards were granted to any of our executive officers named in the Summary Compensation Table under the old plans or the new Omnibus Equity Plan, and no previously granted options were exercised by any of them. The following table contains information about all outstanding options held by those named executive officers on December 31, 2007. All of those options were granted in prior years under the old plans.

OUTSTANDING EQUITY AWARDS AT 2007 YEAR END

	Option Awards			
Name	Number of Securities Underlying Unexercised Stock Options (Exercisable) (1)	Number of Securities Underlying Unexercised Stock Options (Unexercisable) (1)	Option Exercise Price (1)	Option Expiration Date
Cameron Coburn	34,453(2)	-0-	$ 6.68	06/17/09
	12,058(2)	-0-	6.68	06/17/09
	6,201(2)	-0-	3.78	02/21/12
	10,335(2)	-0-	3.78	02/21/12
	5,925	-0-	9.76	07/22/15
	18,949	18,949(3)	9.76	07/22/15
Betty V. Norris	17,226	-0-	6.68	06/17/09
	6,890	-0-	3.78	02/21/12
	13,781	6,890(4)	9.76	07/22/15
Lynn M. Burney	17,226	-0-	6.68	06/17/09
	6,890	-0-	3.78	02/21/12
	13,781	6,890(4)	19.76	07/22/15
R. James MacLaren	2,583	-0-	6.68	06/17/09
	1,033	-0-	3.78	02/21/12
	2,297	1,148(5)	9.76	07/22/15
A. Mark Tyler	1,033	-0-	3.78	02/21/12
	2,756	1,378(6)	9.76	07/22/15

(1) Numbers of shares and exercise prices have been adjusted to reflect stock splits in 2001 and 2005 and 5% stock dividends in 2006 and 2007.

(2) Since 12/31/07, Mr. Coburn has exercised options to purchase 33,047 of the aggregate of 63,047 shares covered by these four options.

(3) Exercisable as to 9,474 shares on 7/22/2008 and 9,475 shares on 7/22/2009.

(4) Exercisable as to 6,890 shares on 07/22/08.

(5) Exercisable as to 1,148 shares on 07/22/08.

(6) Exercisable as to 1,378 shares on 07/22/08.

Under the old plans, upon the retirement, death or disability of one of our named executive officers, or the termination of an officer's employment following a change in control, his or her stock options would be exercisable in full for specified periods of time, notwithstanding any vesting schedule. Without regard to the termination of an officer's employment, upon a merger of our company, or a statutory share exchange, in which we are not the surviving entity, or a sale of substantially all of our assets, if a provision is not made in the transaction for the assumption of our outstanding stock options by the surviving company, or the exchange of our options for options covering shares of the surviving company's stock, then our outstanding options will expire upon completion of the transaction, but they will become exercisable in full immediately before the transaction is complete without regard to any vesting schedule.

Annual Cash Incentive Plan. Under our Annual Cash Incentive Plan, a portion of the cash compensation paid each year to our executive officers and other employees chosen to participate in the plan is tied to the extent to which we achieve goals set by our Board for the year with respect to various measures of performance. For 2007, an incentive award could be paid to each participant, including our executive officers named in the Summary Compensation Table above, equal to:

- the participant's "Base Amount," which was stated as a percentage of the mid-point of his or her salary grade and reflected the maximum incentive award that the participant was eligible to receive, *multiplied by*
- a percentage of from 0% to 100% (the "Applicable Percentage") determined based on the amount by which our 2007 "Pre-Tax, Pre-Incentive Income" (defined as our consolidated earnings, before taxes and before any deduction for the payment of incentive awards under the plan) exceeded a minimum amount for the year, *multiplied by*
- a percentage of from 0% to 100% (the "Performance Percentage") determined based on the extent to which team and/or individual performance goals ("Performance Goals") assigned to participants, or to groups of participants with similar responsibilities (and expressed as quantitative and/or qualitative measures of company-wide, branch and/or individual performance related to the participants' duties and responsibilities), were met for the year.

For 2007, the Applicable Percentage would be 0%, meaning that no incentive awards could be earned if Pre-Tax, Pre-Incentive Income was less than $2,210,802. The Applicable Percentage would be 100%, meaning that the maximum incentive awards could be earned, if Pre-Tax, Pre-Incentive Income amounted to $3,106,317 or more.

To calculate the Performance Percentage, a weight, expressed as a percentage, or a range of percentages, was assigned to each Performance Goal. Those percentages were positive numbers in the case of certain Performance Goals, and they were negative numbers (or deductions) in the case of certain other Performance Goals. Each participant's Performance Percentage would equal the aggregate of the positive percentages related to goals that were met, minus the aggregate of the negative percentages related to goals that were not met. The Performance Goals and weights that applied to our named executive officers for 2007 are listed in the following table.

Performance Goal	Weight
Pre-Tax, Pre-Incentive Income of at least $2,210,802	35%
Increase in non-interest income of 10% to 20%	0% to 25%(1)
Increase in core deposits of 5% to 10%	0% to 30%(1)
Efficiency ratio of from 80% to 75%	0% to 10%(1)
Limit non-performing loans to 0.75% or less of loans	(25%)(2)
Limit charge-offs to not more than 0.5% or less of loans	(25%)(2)
Maintain specified minimum regulatory examination rating	(100%)(2)

(1) 0% applied to the threshold level of the range. The higher percentage applied to the maximum level of the range. Percentages would be extrapolated for results within the range.

(2) Negative percentages represented deductions if the goal was not met.

Our Corporate Governance Committee had the discretion to increase or decrease the amount of the award paid to any participant as it deemed necessary to meet the purpose of the plan and to pay discretionary bonuses outside the plan. No adjustments to the goals were made for 2007 and no discretionary bonuses were paid.

For 2007, the maximum incentive awards that could have been paid to our named executive officers were: Mr. Coburn—$124,845; Ms. Norris—$76,957; Ms. Burney—$57,567; Mr. MacLaren—$57,567; and Mr. Tyler

—$57,567. However, the threshold levels of performance for incentive awards to be paid under the Annual Cash Incentive Plan were not met. As a result, no cash awards were paid to our named executive officers under the plan.

Retirement Benefits

The Bank has entered into Salary Continuation Agreements with Mr. Coburn, Ms. Norris and Ms. Burney, which are intended to provide them with retirement benefits. Under these agreements, the Bank will make monthly payments to the officers for their lifetimes following their "normal retirement ages" stated in the agreements (55 for Mr. Coburn and 65 for Ms. Norris and Ms. Burney).

Under generally accepted accounting principles, the Bank accrues a liability on its books each year for its obligation to each officer under his or her agreement. These accruals are in amounts such that, at each officer's normal retirement age, his or her "accrual balance" will equal the then-current present value of the officer's normal retirement benefits to age 82. Each officer's accrual balance increases each year by a level principal amount, plus interest computed at an assumed discount rate. The discount rate for 2007 was 6.25% and was changed to 5.40% beginning in 2008. It may be changed from time to time in the future to maintain the rate within reasonable standards under generally accepted accounting principles. An officer's accrual balance at the time of any termination of employment prior to normal retirement age will be the amount accrued on the Bank's books at that time for its liability to the officer.

If, before normal retirement age, an officer's employment terminates for any reason other than for cause or following a change in control, the Bank will make monthly payments to the officer for life in an amount calculated to fully amortize the officer's accrual balance at the time of termination over a period beginning at the officer's normal retirement age and ending at age 82 (taking into account interest on that balance during the payment period). Those payments will begin on the later of the first day of (1) the seventh month after termination of the officer's employment, or (2) the month after the officer reaches normal retirement age.

Following an officer's death, his or her beneficiaries would receive a lump-sum payment in an amount equal to the officer's accrual balance at the time of death. An officer's agreement will terminate automatically, and the officer's rights to payments will be forfeited, if his or her employment is terminated for cause.

If there is a change in control of the Bank, the agreements will be terminated and the Bank will make a lump-sum payment to each officer. For Mr. Coburn, that payment would equal the projected amount of his accrual balance at his normal retirement age, and, for Ms. Norris, the payment would equal the projected amount of her accrual balance in a future year according to a schedule contained in her agreement. In the case of Ms. Burney, the payments would equal her actual accrual balances as of the date of the change in control. In Mr. Coburn's case, if that payment or any other payment or acceleration of benefits resulting from the change in control results in a "parachute payment" that is subject to an excise tax under the Internal Revenue Code, the Bank will be obligated to pay him an additional "gross-up payment" equal to (1) the amount of the excise tax he owes on all those payments and benefits, plus (2) the additional amount needed for him to receive the amount of the excise tax net of all income, payroll or other excise taxes. The agreements also provide that the Bank will pay or reimburse up to $500,000 in legal expenses incurred by Mr. Coburn, or up to $100,000 in expenses incurred by each other officer, in enforcing his or her rights if the Bank fails to pay its obligations, or challenges the agreements, after a change in control.

As defined in the agreements, a "change in control" will occur if:

- a person or group accumulates ownership of our stock that amounts to more than 50% of the total fair market value or total voting power of all our outstanding shares;
- a person or group acquires within a 12-month period ownership of our stock that amounts to 35% or more of the total voting power of all our outstanding shares;

- a majority of our Board of Directors are replaced during any 12-month period by directors whose appointment or election is not endorsed in advance by a majority of our board; or
- a person or group acquires assets from us that amount to 40% or more of the total gross fair market value of all our assets.

The following table contains information about our named executive officers' benefits under the Salary Continuation Agreements on December 31, 2007.

PENSION BENEFITS

Name	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year (2)
Cameron Coburn	$185,422	$-0-
Betty V. Norris	105,799	-0-
Lynn M. Burney	252,281	-0-

(1) Amounts reflect the present values as of December 31, 2007, of the officers' accumulated benefits under their agreements at their stated normal retirement ages (Mr. Coburn—55; Ms. Norris—65; and Ms. Burney—65). The amounts are equal to the officers' "accrual balances" on December 31, 2007, which reflect the total amounts accrued by the Bank for its liability for retirement benefits under APB Opinion No. 12 and SFAS No. 106, based on a level principal payment and interest at an assumed discount rate (6.25% for 2007 and 5.40% beginning in 2008) based on the yield on a 20-year corporate bond rated Aa by Moody's, rounded to the nearest ¼%, and assuming that payments will be made following the officer's normal retirement age until age 82.
(2) None of the officers have begun receiving payments under their agreements.

The following table lists the actual amounts of payments that would have been made to the named executive officers under their Salary Continuation Agreements if their employment had been terminated under the specified circumstances as of December 31, 2007.

Name	Monthly payment following termination at normal retirement age (1)	Monthly payment following termination or disability before normal retirement age (2)	Lump-sum payment following death (3)	Lump-sum payment following change in control (4)
Cameron Coburn	$10,533	$2,654	$185,422	$1,655,228
Betty V. Norris	6,942	1,800	105,799	243,902
Lynn M. Burney	6,025	2,634	252,281	252,281

(1) Payments would begin following the officers' normal retirement ages and be made monthly for life.
(2) Payment amounts are based on the officers' actual accrual balances on December 31, 2007. Those payments would begin following the officers' normal retirement ages and be made monthly for life.
(3) The lump-sum payment amounts equal the officers' accrual balances on December 31, 2007.
(4) Mr. Coburn's payment amount equals his projected accrual balance at normal retirement age. The payment amounts for the other officers equal their accrual balances on December 31, 2007 or, in the case of Ms. Norris (and as provided in her agreement), her projected accrual balance on December 31, 2010.

Severance Agreements

We have entered into separate Severance Agreements with each of our named executive officers ***other than*** Mr. Coburn. Under these agreements, if, within twelve months following a change in control, their employment is terminated by us, or our successor, without cause, or they voluntarily terminate their own employment with "good reason" as defined below, they will be entitled to:

- lump-sum payments equal to a multiple (two times in the case of, Ms. Norris and Ms. Burney, and one and one-half times in the case of Mr. MacLaren and Mr. Tyler) of the total of their annual base salary rates at the time the change in control becomes effective or on their termination date (whichever is greater), plus the amount of any discretionary cash bonuses paid to them for the calendar year immediately before the year in which the change in control occurs or their employment terminates (whichever is greater);
- immediate vesting in any qualified and non-qualified plans in which they participate, unless those plans separately address the effect of a change in control; and
- payment of up to $100,000 in legal expenses incurred by each officer in enforcing his or her rights if we do not pay our obligations under, or challenge the enforceability of, the agreements after a change in control.

"Good reason" includes substantially the same events as are included in that term under in Mr. Coburn's Employment Agreement. A "change in control" will have occurred if:

- we merge into another company, or another company merges into us, and, after the transaction, persons who were our shareholders hold less than 50% of the combined voting power of the resulting company;
- a person becomes the beneficial owner (other than as a fiduciary or in an employee benefit plan) of 25% or more of the combined voting power of our stock;
- during any two-year period, a majority of our Board of Directors include persons who were not directors at the beginning of that period other than persons who were first nominated or elected by a two-thirds vote of the Board; or
- we sell substantially all of our assets.

The agreements have initial "rolling" terms of three years and, at the end of each year, they are extended by one additional year unless our Board gives notice that the agreements will not be extended. If not sooner terminated, each of the agreements will terminate when the officer reaches age 65. The agreements do not contain any restrictions on the officers' ability to compete against us or our successor following termination of their employment in the circumstances described above.

The following table lists estimates of lump-sum payments that would have been made to the named officers under their Severance Agreements if their employment had terminated under various circumstances on December 31, 2007, following a change in control.

Type of Termination Event and Description of Payment or Benefit	B.V. Norris	L.M. Burney	R.J. MacLaren	A.M. Tyler
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION FOR "GOOD REASON," AFTER A CHANGE IN CONTROL				
Lump-sum cash payment (1)	$430,000	$380,000	$360,000	$370,000

(1) Does not include any amount for reimbursement of legal expenses. The agreements require us to pay up to $100,000 in legal expenses incurred by each officer in enforcing his or her rights if we do not pay our obligations under, or challenge the enforceability of, the agreements after a change in control.

Life Insurance Benefits

The Bank has purchased insurance policies on the lives of 14 of its officers, including our named executive officers, and has entered into Endorsement Split Dollar Agreements with each of them. The policies are owned by the Bank. Under the agreements, upon an officer's death while he or she remains employed by the Bank or after a termination of employment, a portion of the total death benefits under the policies on his or her life will be paid to the officer's beneficiary. The amount that will be paid to each officer's beneficiary will be equal to: in the case of Mr. Coburn, the "net death proceeds" of the policies on his life; in the case of Ms. Norris and Ms. Burney, 80% of the "net death proceeds" of the policies on their lives; and, in the case of Mr. MacLaren and Mr. Tyler, a fixed amount of $50,000. The "net death proceeds" of a policy will equal the total death benefit payable under the policy ***minus*** the cash surrender value of the policy. The Bank will receive the remainder of the death benefits from each officer's policies, including the full cash surrender value of the policies. We expect that the portion of the death proceeds paid to the Bank will reimburse it in full for its life insurance investment. During 2004, the Bank made one-time premium payments on the policies as follows: Mr. Coburn—$352,787; Ms. Norris—$363,947; Ms. Burney—$531,061; Mr. MacLaren—$366,783; and Mr. Tyler—$289,942.

If the Bank cancels or surrenders the insurance policies on an officer's life, or the policies are allowed to lapse, in either case without replacing them, then, upon the officer's death, the Bank will be required to pay to the officer's beneficiary the amount that would have been paid under the insurance policies had they not terminated (measured at the time the policies lapsed or were cancelled or surrendered). The Bank also would be required to pay an income tax gross-up benefit to compensate for the fact that death benefits paid by an employer are subject to income taxation while split-dollar insurance death benefits are not taxable.

Each agreement will terminate automatically, and the officer's rights to benefits payable under it will be forfeited, if, among other events, the officer's employment is terminated for cause or before he or she has been employed for ten consecutive years (unless the termination results from the officer's death or disability or occurs after a change in control of the Bank) or if the officer's rights under his or her Salary Continuation Agreement described above are forfeited.

We also provide life insurance benefits to each of the named executive officers under our group life insurance plan in which all employees participate. Under the group plan, death benefits are payable to a participant's beneficiaries equal to two times the participant's annual salary rate at the time of death.

The following table lists estimates of death benefits, calculated as described above, that would have been paid to the named officers' beneficiaries under the split-dollar life insurance policies if they had died on December 31, 2007.

Type of Termination Event and Description of Payment or Benefit	C. Coburn	B.V. Norris	L.M. Burney	R.J. MacLaren	A.M. Tyler
DEATH					
Lump sum payment under split-dollar policies	$902,258	$592,000	$592,000	$50,000	$50,000

DIRECTOR COMPENSATION

General

Directors' Fees. Our outside directors serve and are compensated as directors of the Bank, and directors do not receive any additional cash compensation for their services as our directors. During 2007, each outside director received a monthly retainer of $800 for his services. Directors do not receive any additional compensation for attendance at meetings or services as members of Board committees. Mr. Coburn is compensated as an executive officer of the Bank, and he receives no additional cash compensation for his service as a director.

Non-Qualified Elective Income Deferral Plan. Our outside directors may elect to defer part or all of their fees each year pursuant to Elective Income Deferral Agreements between them and the Bank. Fees deferred by each director are credited to an account on the Bank's books and become an unsecured obligation of the Bank that earns interest. Interest for each year is credited by the Bank on the last business day of that year at a rate equal to the prime rate reported in the *Wall Street Journal* on that day, plus 50 basis points. For 2007, the rate at which interest was paid on each director's deferral account was 7.75%. Directors are 100% vested in their deferred fees at all times. Following the termination of a director's service for reasons other than death or following a change in control of the Bank, the balance of the Bank's obligation to the director, including total deferred fees and credited interest, will be paid to the director, either in a single lump sum or in payments over 120 months, at his or her election. Each director elects, in advance, when payment will be made or monthly payments will begin. However, if a director's service terminates because of disability, payments will begin the following month. If a director dies, whether before or after payments have begun, the balance of his or her deferral account will be paid to the director's beneficiary. The Bank also may make early payments to directors of the portions of their deferral accounts that our Board, at its discretion, determines are necessary to relieve financial hardships that result from unforeseeable emergencies. Following a change in control of the Bank, the balance of each director's deferral account will be paid in a single lump sum and, if the Bank fails to make that payment to a director within 30 days, the amount owed by the Bank will increase to 1.5 times the balance of the director's deferral account unless the payment is prohibited by law, regulation or order of a bank regulatory agency.

Interest will accrue as described above on the balance of each director's deferral account until it is paid in full. During any period in which monthly payments are being made, interest will be compounded monthly. However, if a director's service terminates because he or she is not nominated for reelection, or is removed, in either case for cause as described in the agreements, the director will not receive any interest on his or her deferred fees for any period before or after termination of service. The Bank will pay its obligations under the agreements from its general assets. The agreements provide that the Bank will pay or reimburse up to $100,000 in legal expenses incurred by a director in enforcing his or her rights if the Bank fails to pay its obligations, or challenges the agreements, after a change in control.

Director Stock Options. From time to time in the past we have granted options to our directors under our Nonstatutory Stock Option Plan. Each stock option gives the director to whom it was granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share that is equal to the market value of our stock on the date the option is granted. A director's options generally continue in effect for their remaining terms following termination of his or her service as a result of retirement after age 62, after at least five years of service, after a change in control of the Bank, or as a result of his or her disability. They will continue in effect for 12 months following a director's death. Options terminate immediately upon any other termination of a director's service. Option grants do not include any performance-based conditions. As described above under the caption "Plan Based Compensation," during 2007 our shareholders approved a new Omnibus Equity Plan which replaced the Nonstatutory Stock Option Plan as well as our Incentive Stock Option Plan. The new plan authorizes the grant of nonqualified stock options and restricted stock awards to our non-employee directors in a manner similar to that described in the discussion of the plan above. Because the new plan replaced the two existing plans, no additional awards will be made under the old plans. However, the Nonstatutory Stock Option Plan remains in effect with respect to stock options that had been granted prior to approval of the new plan.

No new stock options or any restricted stock awards were granted to our directors during 2007, and none of our directors exercised any previously granted options. The numbers of shares covered by stock options held by our outside directors on December 31, 2007, are listed in the footnotes to the Director Compensation Table below.

Death Benefits. The Bank maintains a Split-Dollar Plan under which it has purchased insurance policies on the lives of each of our outside directors. The policies are owned by the Bank. Under the plan, upon a director' death while serving as a director or following retirement at age 65, a portion of the total death benefits under the insurance policy on his life will be paid to the director's beneficiary. The amount that will be paid to each director's beneficiary will be equal to the lesser of $75,000 or the "net death proceeds" of the policy. The "net death proceeds" of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The Bank will receive the remainder of the death benefits from each director's policy, including the full cash surrender value of the policy. We expect that the portion of the death proceeds paid to the Bank will reimburse it in full for its life insurance investment. During 2004, the Bank made one-time premium payments on the policies as follows: Walter Lee Crouch, Jr.—$104,520; Windell Daniels—$70,093; Craig S. Relan—$73,529; Jerry D. Sellers—$114,905; and Walter O. Winter—$96,153.

The Bank may terminate the plan as to any director prior to his or her death, disability or 65th birthday, and a director's rights and interests in the plan will be forfeited if the director's service terminates before age 65 for reasons other than his or her death, disability or a leave of absence approved by the Board. Once a director reaches age 65, or if a director becomes disabled, the Bank will be obligated to keep policies on his life in effect. If the Bank terminates the plan, each director may purchase the policies on his life from the Bank for an amount equal to their cash surrender value.

Director Compensation for 2007

The following table summarizes the compensation paid or provided to our outside directors for 2007.

2007 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (2)	Option Awards (3)	Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
Walter Lee Crouch, Jr.	$9,600	$-0-	$383	$-0-	$9,983
Windell Daniels	9,600	-0-	383	-0-	9,983
Becky Parker O'Daniell (6)	800	-0-	-0-	-0-	800
Craig S. Relan	9,600	-0-	308	-0-	9,908
Jerry D. Sellers	9,600	-0-	383	-0-	9,983
John Davie Waggett (6)	8,000	-0-	363	-0-	8,363
Walter O. Winter	9,600	-0-	-0-	-0-	9,600

(1) Cameron Coburn is not listed in the table. He is compensated as an officer and employee of the Bank and does not receive any separate cash compensation for his services as a director.
(2) Includes amounts of fees deferred at each director's election under their Elective Income Deferral Agreements.
(3) All outstanding stock options held by our outside directors are fully vested and exercisable. As a result, we did not recognize any compensation expense for those options in our financial statements for 2007 under SFAS 123R. On December 31, 2007, our outside directors held stock options covering the following

aggregate numbers of shares: Mr. Crouch - 24,184 shares; Mr. Daniels—24,184 shares; Mr. Relan—24,184 shares; and Mr. Sellers—6,890 shares; and Mr. Winter—24,184 shares. Mr. Daniels died during April 2008. Under the option plan, his options will continue in effect for a period of 12 months. Mr. Waggett held options for 6,890 shares which were forfeited upon his resignation as a director during November 2007. Stock options held by Mr. Coburn are described in the table under the heading "Outstanding Equity Awards at 2007 Year End."

(4) Reflects the portions of the total interest credited by the Bank on its books for 2007 to directors' accounts under their Elective Income Deferral Agreements that may be considered to be "above-market." Ms. O'Daniell and Mr. Winter do not participate in the plan.

(5) As described in the discussion above, our outside directors, other than Ms. O'Daniell, are covered by split-dollar life insurance policies that are owned by the Bank and for which it paid lump-sum premiums during 2004. No premiums were paid on those policies during 2007, and no amounts related to those policies are included in the table.

(6) Ms. O'Daniell was appointed as a director during December 2007. Mr. Waggett resigned from the Board during November 2007.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Corporate Governance Committee reviews and approves certain transactions, arrangements or relationships in which we or the Bank are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our common stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers any transactions, arrangement or relationships, or series of transactions, arrangements or relationships, that are required to be disclosed in our proxy statement under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments).

The transactions covered by the policy generally include loans, but does not cover loans made by the Bank in the ordinary course of its business that are subject to banking regulations related to "insider loans" and that are required to be approved by a majority of the Bank's Board of Directors. The policy also does not cover the Bank's provision of services as a depositary of funds or similar banking services in the ordinary course of its business, or compensation paid to our executive officers that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Corporate Governance Committee.

In its review of related person transactions the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it has concluded to its satisfaction that the transaction:

- has been or will be agreed to or engaged in on an arm's-length basis,
- is to be made on terms that are fair and reasonable to us, and
- is in our best interests.

Related Person Transactions During 2007

There were no transactions with our related persons during 2007 that were required to be approved by our Corporate Governance Committee. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and our other related persons. Except as described below, all loans included in those transactions during 2007 were made in the ordinary course of the Bank's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

Prior to his resignation as a director in November 2007, J. Davie Waggett had entered into three real estate development loans with the Bank during 2005 and 2006 which were made in the ordinary course of the Bank's business on substantially the same terms as those prevailing at the time the loans were made for comparable transactions with other persons. In December 2007, following his resignation, Mr. Waggett's outstanding loans totaling approximately $3.4 million were restructured to provide a reduced interest rate and interest-only payments until maturity, which for all three loans is December 2008.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Principal Shareholders

The following table describes the beneficial ownership of our common stock by persons who we believe own, beneficially or of record, 5% or more of our outstanding shares. Numbers of shares beneficially owned are based on each person's most recent report filed with the SEC as of the Record Date.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (1)
Cameron Coburn 1117 Military Cutoff Road Wilmington, North Carolina 28405	227,197(2)	5.82%
The Banc Funds Company, LLC 20 North Wacker Drive, Suite 3300 Chicago, Illinois 60606	198,533(3)	5.17%
Maurice J. Koury Post Office Box 850 Burlington, North Carolina 27216	348,690(4)	9.08%
River Oaks Capital LLC 1905 East Wayzata Blvd., Suite 140 Wayzata, Minnesota 55391	343,150(5)	8.93%
Sandler O'Neill Asset Management LLC 780 Third Avenue, 5th Floor New York, New York 10017	276,000(6)	7.18%

(1) Percentages are calculated based on 3,841,785 total outstanding shares plus, in the case of Mr. Coburn, the number of additional shares that he could purchase pursuant to stock options that he could exercise within 60 days following the Record Date.

(2) Includes 64,348 shares Mr. Coburn could purchase pursuant to stock options that he could exercise within 60 days following the Record Date, and with respect to which shares he may be considered to have sole investment power only.

(3) The holder's most recent Schedule 13G amendment filed jointly with the SEC by Banc Fund V, L.P., Banc Fund VI, L.P. and Banc Fund VII, L.P. states that the shares are held by Banc Fund VI L.P., that The Banc Funds Company, LLC, is the general partner of MidBanc VI L.P. which is the general partner of that entity, and that Charles J. Moore, as its manager and controlling member, has voting and dispositive power over all the listed shares.

(4) The holder's most recent Schedule 13D amendment filed jointly with the SEC by the holder, The Maurice and Ann Koury Charitable Trust (the "Trust"), The Maurice J. Koury Foundation, Inc. (the "Foundation"), Robert Isser, Mort Neblett, Miltom E. Petty, James S. Mahan III, David Lucht, Haywood Cochrane, Jr. and Scott C. Sullivan states that 206,022 shares are held by him with sole voting and dispositive power, and that he may be deemed to beneficially own 127,626 shares held by The Trust and 5,250 shares held by The Foundation. Mr. Miltom E. Petty may be deemed to own beneficially the 5,250 shares held by the Foundation. Mr. Isser individually holds 4,662 shares and his spouse holds 330 shares of which Mr. Isser disclaims beneficial ownership and Mr. Isser's grandson holds 100 shares of the Company's outstanding common stock. Mr. Neblett holds 3,000 shares, Mr. Sullivan holds 1,250 shares, Mr. Lucht holds 150 shares, Mr. Cochrane holds 150 shares and Mr. Mahan holds 150 shares of the Company's outstanding common stock.

(5) The holder's most recent Schedule 13G amendment filed with the SEC states that the shares are held by River Oaks Financial Fund LP which it manages.

(6) The holders' Schedule 13D filed jointly with the SEC by the holder, SOAM Holdings, LLC ("SOAM Holdings"), Malta Partners, L.P. ("MP"), Malta Hedge Fund, L.P. ("MHF"), Malta Hedge Fund II, L.P. ("MHFII"), Malta Offshore, Ltd. ("MO"), SOAM Capital Partners, L.P. ("SCP") and Terry Maltese states that (a) the shares are held by MP (16,600 shares), MHF (25,600 shares), MHFII (139,400 shares), MO (43,400 shares), and SCP (51,000 shares) and that it may be deemed to beneficially own the shares as the management company for each of these five partnerships, (b) as sole general partner of MP, MHF and MHFII, SOAM Holdings also may be deemed to beneficially own the shares held by these three partnerships, and (c) the holder's President, Terry Maltese, who also serves as President of SOAM Holdings, also may be deemed to beneficially own the shares held by all five partnerships.

Directors and Officers

The following table describes the beneficial ownership of our common stock on the Record Date for the Annual Meeting by our current directors, nominees for election as directors, and named certain executive officers, individually, and by all of our current directors and executive officers as a group.

Name of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class (2)
Lynn M. Burney	47,321	1.22%
Cameron Coburn	227,197	5.82%
Walter Lee Crouch, Jr.	104,388	2.71%
R. James MacLaren	24,712	0.64%
Betty V. Norris	50,433	1.30%
Becky Parker O'Daniell	125	*
Craig S. Relan	33,830	0.88%
Jerry D. Sellers	11,250	0.29%
A. Mark Tyler	8,760	0.23%
Walter O. Winter	33,657	0.88%
All current directors and executive officers as a group (11 people)	552,354	13.64%

(1) Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. Individuals named and included in the group exercise shared voting and investment power with respect to certain of the listed shares as follows: Ms. Burney—1,203 shares; Mr. MacLaren—6,946 shares; Ms. Norris—5,098 shares; all individuals included in the group—13,346 shares. The listed shares include the following numbers of shares that could be purchased pursuant to stock options granted under our stock option plans that could be exercised within 60 days following the Record Date and with respect to which shares the individuals named and included in the group may be considered to exercise sole investment power only: Ms. Burney and Ms. Norris—44,787 shares each; Mr. Coburn—64,348 shares; Mr. Crouch—5,925 shares and Mr. Relan—24,184 shares; Mr. Sellers—6,890 shares; Mr. MacLaren—7,061 shares; Mr. Tyler—5,167 shares; and all individuals included in the group—208,833 shares. Shares listed for certain of the named individuals have been pledged to other banks as security for loans as follows: Mr. Crouch—27,181 shares.

(2) Percentages are calculated based on 3,841,785 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following the Record Date. An asterisk indicates less than .01%.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers are required by Federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, our Proxy Statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. It has come to our attention that the initial report of beneficial ownership of our director, Becky Parker O'Daniell, inadvertently was not filed when she was first appointed as a director during December 2007. The report was filed promptly after it was discovered that it had been overlooked.

PROPOSAL 2: RATIFICATION OF INDEPENDENT ACCOUNTANTS

Appointment of Independent Accountants

Our Audit Committee has selected our current independent accounting firm, Dixon Hughes PLLC, to serve as our independent accountants for 2008. The Committee's charter gives it the responsibility and authority to select and appoint our independent accountants and to approve their compensation and the terms of the engagement under which they provide services to us. Our shareholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal to ratify the appointment of Dixon Hughes PLLC for 2008 for voting by shareholders at the Annual Meeting as a matter of good corporate practice and as a way for shareholders to be heard in the selection process. Representatives of Dixon Hughes PLLC are expected to attend the Annual Meeting and be available to respond to appropriate questions, and they will have the opportunity to make a statement if they desire to do so. If our shareholders do not ratify the Audit Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of Dixon Hughes PLLC. Even if our shareholders vote to ratify the Committee's selection, during the year the Committee could choose to appoint different independent accountants at any time if it determines that a change would be in our best interests.

Our Board of Directors recommends that you vote "FOR" Proposal 2. To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

Services and Fees During 2007 and 2006

Under our Audit Committee's current policies and procedures, all audit services and other services provided by our independent accountants must be pre-approved by the full Committee or, in the case of a need for routine non-audit services that arises between meetings of the Committee, by its Chairman under authority delegated to him by the Committee. The Chairman reports his approval of any such non-audit services to the full Committee at its next regularly scheduled meeting. All audit and other services provided to us by our independent accountants during or for 2007 were pre-approved pursuant to the Committee's procedures.

Our Audit Committee considers whether the provision of non-audit services by our independent accounting firm is compatible with maintaining its independence. The Committee believes that the provision of non-audit services by Dixon Hughes PLLC during 2007 did not affect its independence.

The following table lists the aggregate amounts of fees paid to Dixon Hughes PLLC for audit services for 2007 and 2006 and for other services they provided during 2007 and 2006.

Type of Fees and Description of Services	2007	2006
Audit Fees, including audits of our consolidated financial statements and reviews of our condensed interim consolidated financial statements included in our Quarterly Reports on Form 10-Q	$77,296	$64,000
Audit-Related Fees, including consultation regarding general accounting and, during 2007, management's testing of internal controls	20,095	4,446
Tax Fees, including, for both years, reviews of our consolidated federal and related state income tax returns, and, for 2007 only, additional consultation on tax matters	13,250	8,075
All Other Fees	-0-	-0-

PROPOSALS FOR 2009 ANNUAL MEETING

Any proposal of a shareholder, other than a nomination for election as a director, which is intended to be presented for action at our 2009 Annual Meeting must be received by our Corporate Secretary in writing at our address listed below no later than March 11, 2009, to be considered timely received for inclusion in the proxy statement and form of appointment of proxy that we will distribute in connection with that meeting. In order for a proposal to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of shares of our common stock entitled to be voted on that proposal at the meeting, and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at our 2009 Annual Meeting, but which is not intended to be included in our proxy statement and form of appointment of proxy, must be received by our Corporate Secretary at our address listed below no later than May 31, 2009, in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at that meeting.

Our Bylaws provide that, subject to certain conditions, at any meeting of our shareholders at which directors will be elected a person may be nominated for election as a director by any shareholder who is entitled to vote in the election of directors at that meeting. Under the Bylaws, for nominations other than those made by our Board of Directors or a committee of the Board to be eligible for consideration at an Annual Meeting, they must be submitted in writing to our Corporate Secretary at the address listed below not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's Annual Meeting. However, if the date of the Annual Meeting at which a nomination is intended to be made is advanced by more than 30 days or delayed by more than 60 days from that anniversary date, the shareholder's written notice must be delivered not earlier than the 90th day prior to the date of the Annual Meeting and not later than the close of business on the later of the 60th day prior to the Annual Meeting or the tenth day following the date on which public announcement of the date of the meeting is first made.

The required notice of a nomination must include: (1) the names and addresses of the shareholder who intends to make the nomination and of the beneficial owner, if any, on whose behalf the nomination is made, and of the person to be nominated; (2) the class and number of shares of our stock that are owned beneficially and of record by the shareholder and any such beneficial owner, and a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person specified in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) all other information regarding the nominee that would be required to be included in a proxy statement filed under the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by our Board; and (5) the written consent of the nominee to serve as a director if elected. Only persons who are nominated in the manner described in our Bylaws are eligible to be elected as directors at meetings of our shareholders, and the Chairman of a meeting of our shareholders may refuse to acknowledge a nomination that is not made in compliance with the required notice procedure.

The notices described above should be mailed to:

Cape Fear Bank Corporation
Attention: Corporate Secretary
1117 Military Cutoff Road
Wilmington, North Carolina 28405

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and we file periodic reports and other information, including proxy statements, annual reports and quarterly reports, with the Securities and Exchange Commission. You may review information that we file electronically with the SEC on the SEC's Internet website at *www.sec.gov* or on the Bank's Internet website *www.capefearbank.com.*

A copy of our 2007 Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be provided without charge upon the written request of any shareholder entitled to vote at the Annual Meeting. Shareholder requests for copies should be directed to Betty V. Norris, Chief Financial Officer, Cape Fear Bank Corporation, 1117 Military Cutoff Road, Wilmington, North Carolina 28405 (telephone 910-509-2000).

ANNEX I—CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE COMPANY'S SOLICITATION OF PROXIES

The following table sets forth the name, principal business address and the principal occupation, and the name, principal business and address of any corporation or other organization in which their employment is carried on, of our directors, nominees, officers and employees who, under the rules of the Securities and Exchange Commission, are considered to be "participants" in our solicitation of proxies. For additional information concerning each of our directors and nominees, see "Proposal 1—Election of Directors" in this proxy statement.

Name	Business Address	Principal Occupation
Cameron Coburn	1117 Military Cutoff Road Wilmington, North Carolina 28405	Chairman, President and Chief Executive Officer
Walter Lee Crouch, Jr.	1117 Military Cutoff Road Wilmington, North Carolina 28405	Realtor/broker, Intracoastal Realty Corporation 523 Causway Drive Wrightsville Beach, NC 28480
Becky Parker O'Daniell	1117 Military Cutoff Road Wilmington, North Carolina 28405	President and Chief Financial Officer of restaurant operator Atlantic Quest Corporation 209 Englewood Drive Wilmington, NC 28409; certified public accountant
Craig S. Relan	1117 Military Cutoff Road Wilmington, North Carolina 28405	Private investor; retired Vice President and General Manager, Digital Systems Research (1988 to 1996)
Jerry D. Sellers	1117 Military Cutoff Road Wilmington, North Carolina 28405	Partner, Sellers Tile Co., Inc. 2027 Capital Drive Wilmington, NC 28405
Walter O. Winter	1117 Military Cutoff Road Wilmington, North Carolina 28405	Real estate investor; retired engineer, General Electric Corporation (1963 to 1996)
Betty V. Norris	1117 Military Cutoff Road Wilmington, North Carolina 28405	Senior Vice President and Chief Financial Officer
Lynn M. Burney	1117 Military Cutoff Road Wilmington, North Carolina 28405	Senior Vice President and Chief Operations Officer
R. James MacLaren	1117 Military Cutoff Road Wilmington, North Carolina 28405	Senior Vice President and Chief Credit Officer
A. Mark Tyler	1117 Military Cutoff Road Wilmington, North Carolina 28405	Senior Vice President and Chief Banking Officer

Information Regarding Ownership of the Company's Securities by Participants

The number of shares of Common Stock held by the participants listed above, as of July 11, 2008, is set forth in "Beneficial Ownership of Our Common Stock" in this proxy statement.

Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth all transactions that may be deemed purchases or sales of the Company's Common Stock by the participants since July 11, 2006.

Name	Date	Number of Shares	Transaction Type
Walter Lee Crouch, Jr.	06/29/07	4,970	(1)
	03/12/08	18,259	(2)
Becky Parker O'Daniell	03/10/08	125	(3)
Walter O. Winter	06/29/07	1,602	(1)
	01/15/08	24,184	(2)
Cameron Coburn	06/05/07	245	(3)
	06/29/07	11,256	(1)
	01/15/08	12,058	(2)
	03/06/08	20,989	(2)
Jerry D. Sellers	06/05/07	453	(3)
	06/29/07	536	(1)
Betty V. Norris	06/29/07	2,398	(1)
Lynn M. Burney	06/29/07	2,249	(1)
Craig S. Relan	06/29/07	1,610	(1)
R. James MacLaren	06/05/07	219	(3)
	06/29/07	1,129	(1)
A. Mark Tyler	06/29/07	404	(1)

(1) Shares acquired pursuant to 5% stock dividend issued on June 29, 2007.
(2) Shares acquired pursuant to exercise of options.
(3) Open market or private purchase.

Miscellaneous Information Regarding Participants

Except as described in this Annex I or the proxy statement, to our knowledge, none of the participants (i) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, any shares or other securities of our Company or any of our subsidiaries, (ii) has purchased or sold any of such securities within the past two years or (iii) is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Annex I or the proxy statement, to our knowledge, none of the participants' associates beneficially owns, directly or indirectly, any of our securities. Other than as disclosed in this Annex I or the proxy statement, to our knowledge, neither we nor any of the participants has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon at the annual meeting or is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss of guarantees of profit, division of losses or profits or the giving or withholding of proxies. To our knowledge, none of us, the participants or any of their associates has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of our last fiscal year or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeds $120,000.

Other than as set forth in this Annex I or the proxy statement, to our knowledge, none of us, any of the participants or any of their associates has any arrangements or understandings with any person with respect to any future employment by us or our affiliates or with respect to any future transactions to which we or any of our affiliates will or may be a party.

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CAPE FEAR BANK
CORPORATION

2007

Annual Report to Shareholders

TABLE OF CONTENTS

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
Report of Management

Dear Cape Fear Bank Corporation Shareholders:

2007 was a challenging year for the banking industry, including Cape Fear Bank, due to the continuing erosion in the credit and housing markets and finally, the economy as a whole. Our results for the current year were impacted by increased expenses related to branch expansion, a lower net interest margin and an elevated level of nonperforming assets.

Since inception, we have made investment in Cape Fear Bank's future growth a corporate priority. We have invested in all areas of our business; most notably in recent years, our focus has been the expansion of our branch network. We believe an expanded branch system will attract new customers and provide greater convenience for those already banking with us. We added three new offices this past year, in carefully-selected, high-growth locations, increasing the branch network to a total of eight.

In May, we opened our third full-service banking office in New Hanover County—the Oleander office. This was followed by two new branches in fast-growing Brunswick County—the Sunset Beach office in August and the Southport office in November. Deposits at these new branches are growing, and our continuing challenge in this environment is to attract lower cost deposits. To this end, we have embarked on a project to develop a pricing model that will be more responsive to the intense competition for deposits in our marketplace.

We are pleased that we have fulfilled our most recent strategic priority of building a strong footprint to serve our local communities—businesses, local business owners and professionals. Our present configuration of eight branches serving three counties—New Hanover, Pender and Brunswick—provides our customers with the convenience and service on which Cape Fear Bank's reputation is based. We believe we now have the infrastructure to support and enhance long-term shareholder value.

A second important element of our strategy is the generation of fee income. As a result of the current interest rate environment, our net interest margin has been compressed. Consequently, we decided that it was necessary to enhance revenue growth from more diverse sources. Therefore, we launched our Overdraft Privilege product in August and we invested in the Beacon Title Agency in October. We are pleased that fee income for 2007 rose 13.9 percent above 2006 levels.

We ended the year with a growing level of problem assets, reflective of the declining real estate market. Although construction has slowed, we have confidence that Greater Wilmington's attractive lifestyle and amenities will continue to attract newcomers to our communities, and the excess supply of real estate inventory will decline over time.

I am encouraged by our 2007 achievements. We have positioned our company to meet future critical challenges and compete under current market conditions. However, we face an uncertain economy in 2008. Interest rate volatility and a weak residential real estate market will continue to impact our financial performance.

I have confidence in the capabilities of Cape Fear Bank to continue to serve the interests of our shareholders and customers. This commitment is the basis of our banking philosophy, and investor confidence is a key element of our success. Our board, our management and our associates have built an institution that will outlast the challenges of our present economy and its impact on our short-term performance. I can assure you we remain committed to the interests of our shareholders, and will continue to utilize our resources to enhance shareholder value.

We have over one hundred associates as of year-end, and all of us—associates, management and our board of directors—want to thank you for your continued loyalty. At Cape Fear Bank, we strive to meet the needs of our customers with high quality service. Together, we are building long-term value in Cape Fear Bank; this stands to benefit our shareholders as well as our customers.

Again, thank you for your continuing support.

Best regards,

Cameron Coburn
Chairman, President and CEO

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
Selected Financial Information and Other Data

	2007	2006	2005	2004	2003
	At or for the Years Ended December 31, (Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	$ 32,033	$ 28,196	$ 16,412	$ 8,596	$ 6,527
Interest expense	19,169	15,302	7,113	2,742	2,103
Net interest income	12,864	12,894	9,299	5,854	4,424
Provision for loan losses	1,095	1,340	1,499	892	291
Noninterest income	1,470	1,093	1,048	746	512
Noninterest expense	11,673	9,324	6,381	4,626	3,628
Provision for income taxes	221	1,051	785	(66)	—
Net income	$ 1,345	$ 2,272	$ 1,682	$ 1,148	$ 1,017
Per share data and shares outstanding: (1)					
Basic net income per share	$ 0.36	$ 0.60	$ 0.45	$ 0.38	$ 0.50
Diluted net income per share	0.35	0.58	0.44	0.37	0.49
Book value at period end	7.56	7.18	6.54	6.22	5.60
Weighted average number of common shares outstanding:					
Basic	3,766,082	3,765,973	3,765,679	3,051,764	2,047,076
Diluted	3,846,910	3,895,013	3,855,200	3,131,678	2,091,790
Shares outstanding at period end	3,766,295	3,766,119	3,765,844	3,754,214	2,983,815
Balance sheet data:					
Total assets	$ 464,313	$ 424,885	$ 343,327	$ 201,533	$ 129,785
Loans receivable	370,678	334,409	278,386	162,399	104,042
Allowance for loan losses	5,771	4,536	3,510	2,106	1,661
Other interest-earning assets	74,248	73,583	55,667	31,251	24,171
Total deposits	386,738	353,617	284,134	170,168	106,077
Borrowings	46,310	41,310	32,310	7,400	6,500
Shareholders' equity	28,491	27,052	24,635	23,338	16,712
Selected average balances					
Total assets	448,229	396,272	271,258	164,220	114,488
Loans, gross	349,805	311,226	217,604	130,734	92,269
Total interest-earning assets	428,806	386,323	262,669	159,404	112,590
Deposits	374,818	334,373	226,823	140,356	103,847
Total interest-bearing liabilities	385,268	337,004	222,138	132,166	95,995
Shareholders' equity	27,757	25,643	24,167	17,803	9,801
Selected performance ratios:					
Return on average assets	0.30%	0.57%	0.62%	0.70%	0.89%
Return on average shareholders' equity	4.85%	8.86%	6.96%	6.45%	10.38%
Net interest margin (2)	3.00%	3.34%	3.54%	3.67%	3.93%
Net interest spread (3)	2.49%	2.76%	3.05%	3.32%	3.61%
Efficiency ratio (4)	81.44%	66.66%	61.67%	70.09%	73.50%
Asset quality ratios (at period end):					
Nonperforming loans to period-end loans	2.24%	0.10%	0.42%	0.61%	0.83%
Allowance for loan losses to period-end loans	1.56%	1.36%	1.26%	1.30%	1.60%
Allowance for loan losses to nonperforming loans	69.45%	1,296.00%	298.98%	212.02%	191.80%
Nonperforming assets to total assets (5)	1.79%	0.23%	0.34%	0.59%	0.67%
Net loan charge-offs (recoveries) to average loans outstanding	(0.04%)	0.10%	0.04%	0.34%	0.12%

	At or for the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Capital and liquidity ratios:					
Total Capital Ratio	11.21%	11.80%	13.29%	14.87%	16.98%
Tier 1 Capital Ratio	9.87%	10.31%	12.09%	13.64%	15.73%
Leverage Capital Ratio	8.58%	9.22%	10.69%	12.29%	13.92%
Equity to assets ratio	6.14%	6.37%	7.18%	11.57%	12.88%
Other Data:					
Full service branch offices	8	5	3	3	2
Loan production offices	—	—	—	—	1
Full-time equivalent employees	105	90	62	50	36

(1) Computed based on the weighted average number of shares outstanding during each period. Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for 5% stock dividends on June 29, 2007 and June 30, 2006, and a 5-for-4 stock split on June 30, 2005.

(2) Net interest margin is net interest income divided by average interest-earning assets.

(3) Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.

(4) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

(5) Nonperforming assets consist of non-accruing loans, restructured loans and foreclosed assets, where applicable.

GENERAL

Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and consolidated results of operations of Cape Fear Bank Corporation (the "Company"). The analysis includes detailed discussions for each of the factors affecting the Company's consolidated financial condition and operating results as of and for the years ended December 31, 2007, 2006, and 2005. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report, the supplemental financial data appearing throughout this discussion and analysis, and referenced financial data tables included in the Company's 2007 Form 10-K. Because the Company has no operations and conducts no business on its own other than owning Cape Fear Bank (the "Bank") and BKWW Statutory Trust I (the "Trust"), the discussion contained in this Management's Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiaries are collectively referred to herein as the Company unless otherwise noted.

DESCRIPTION OF BUSINESS

Cape Fear Bank Corporation is a North Carolina-chartered bank holding company that was incorporated on June 20, 2005 for the sole purpose of serving as the parent bank holding company for Cape Fear Bank. The Bank is an insured, North Carolina-chartered bank that began banking operations on June 22, 1998. The Company's and Bank's headquarters are located in Wilmington, N.C. The Bank engages in a general, community-oriented commercial and consumer banking business. The Company currently has no operations and conducts no business on its own other than owning all of the Bank's outstanding common stock and supporting its business.

The Bank has eight full-service banking offices, three of which were opened during 2007. Its banking market generally consists of a tri-county area in southeastern North Carolina including New Hanover County and the immediately surrounding areas of Pender and Brunswick Counties. Its operations are primarily retail oriented and directed toward individuals and small- and medium-sized businesses located in its banking market. The majority of the Bank's deposits and loans are derived from customers in its banking market, but it also makes loans and has deposit relationships with individual and business customers in areas surrounding its immediate banking market. The Bank also markets certificates of deposit through the advertising of its deposit rates on the Internet and it obtains funds through deposit brokers. It provides most traditional commercial and consumer banking services, but its principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. Its primary source of revenue is interest income derived from lending activities.

During 2007, the Bank began a third party partnership with Market Street Advisors to give customers access to financial and wealth management services, including professional money management, retirement and education planning, and investment products, such as stocks, bonds, mutual funds, annuities, and insurance products.

CRITICAL ACCOUNTING POLICIES

This discussion and analysis of financial condition and results of operations is based on the Company's financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Company's financial statements requires management to make estimates and judgments regarding uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates its estimates which are based upon historical experience and on other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note B to its audited consolidated financial statements. The Company considers the following accounting policies to be most critical in their potential effect on its financial position or results of operations:

Allowance for Loan Losses. The most critical estimate concerns the Company's allowance for loan losses. It records provisions for loan losses based upon known problem loans and estimated deficiencies in the existing loan portfolio. Its methodology for assessing the allowance for loan losses consists of two key components, including a specific allowance for identified problem or impaired loans and a formula allowance for the remainder of the portfolio.

Identified problem and impaired loans are measured for impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The adequacy of the allowance is also reviewed by the management based upon its evaluation of then-existing economic and business conditions affecting its key lending areas and other conditions, such as new loan products, collateral values, loan concentrations, changes in the mix and volume of the loan portfolio; trends in portfolio credit quality, including delinquency and charge-off rates; and current economic conditions that may affect a borrower's ability to repay. Although management believes it has established and maintained the allowance for loan losses at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Interest Income Recognition. Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is not accrued on loans 90 days or more past due unless the loans are adequately secured and in the process of collection. Interest is not accrued on other loans when management believes collection is doubtful. Interest on non-accruing loans is recognized as payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued is reversed against current-period interest income.

FINANCIAL CONDITION
DECEMBER 31, 2007 and 2006

The Company's growth was tempered by the economic slow down in the real estate market in 2007 compared with the moderate growth of 2006. The Company ended December 31, 2007 with total assets of $464.3 million, an increase of $39.4 million or 9.3% compared to December 31, 2006. Although the national and state real estate markets continue to be pressured, the Cape Fear region has experienced a more moderate decline. During 2007, the Company substantially completed its strategic expansion plan that began in earnest during 2006. Three additional full-service branches (Oleander, Sunset Beach and Southport) were opened during 2007. The Oleander branch was its third location in New Hanover County with the Sunset Beach and Southport branches located in Brunswick County, the second and third locations in that market. The Sunset Beach and Southport branches are currently located in temporary facilities with plans to relocate into nearby permanent facilities later in 2008.

Total customer deposits increased by $33.1 million or 9.4% during 2007 compared with an increase of $69.5 million or 24.5% during 2006. The deposit growth in 2007 included an increase of $42.5 million in Internet and brokered deposits, offset by a $19.4 million decrease in other CDs. The Company increased its Internet and brokered CD funds in order to avoid matching local market competitors at much higher rates. The increase in deposits during 2006 included a $19.7 million increase in Internet and brokered deposits. The $33.1 million deposit growth in 2007, combined with net income of $1.3 million and additional borrowings of $5.0 million provided funding for the growth of $36.3 million in total loans receivable and $4.0 million additional investment in bank owned life insurance during the current year. Investment securities available for sale remained relatively flat for the current year, increasing only $662 thousand. Total shareholders' equity increased by $1.4 million during 2007, principally due to the retention of net income of $1.3 million earned during the year. The Company's regulatory capital was successfully maintained at "well capitalized" levels throughout the period.

Total earning assets increased $36.9 million or 9.1% during the year, increasing from $408.0 million at year end 2006 to $444.9 million at year end 2007. Loans made up the largest percentage of the increase. Gross loans increased by $36.3 million or 10.8%, from $334.4 million at December 31, 2006 to $370.7 million at December 31, 2007. Commercial real estate loans experienced the most significant net growth during the year, increasing $22.8 million or 24.2%, from $94.0 million to $116.7 million. Construction lending declined during the year consistent with the slow down in real estate markets, declining $7.0 million or 4.4% from $157.7 million to $150.7 million. Net growth in other loan categories were as follows: home equity lines of credit increased $8.2 million or 26.5% from $30.7 million to $38.9 million, residential mortgage loans increased $9.8 million or 27.9%, from $35.0 million to $44.8 million, commercial and industrial loans increased $914 thousand or 6.3% from $14.5 million to $15.5 million, and consumer loans increased $1.4 million or 60.2%, from $2.5 million to $3.9 million.

The composition of the loan portfolio, by category, at December 31, 2007 is as follows: 40.7% construction loans, 31.5% commercial mortgage loans, 12.1% residential mortgages, 10.5% home equity lines of credit, 4.2% commercial and industrial, and 1.0% consumer. The composition of the loan portfolio, by category, as of December 31, 2006 was as follows: 47.1% construction loans, 28.1% commercial mortgage loans, 10.5% residential mortgages, 9.2% home equity lines of credit, 4.4% commercial and industrial loans, and 0.7% consumer loans. The following table shows the composition of the Company's loan portfolio by type of loan and type of collateral on each of the indicated dates.

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(In thousands)									
Real Estate:										
Construction loans	$150,701	40.67%	$157,689	47.15%	$116,633	41.86%	$ 48,655	29.95%	$ 25,804	24.82%
Commercial mortgage loans	116,815	31.52%	93,970	28.10%	87,263	31.32%	68,254	42.01%	44,318	42.63%
Home equity lines of credit	38,864	10.49%	30,726	9.19%	24,286	8.72%	16,174	9.96%	11,480	11.04%
Residential mortgage loans	44,812	12.09%	35,044	10.48%	32,364	11.62%	15,430	9.50%	10,064	9.68%
Total real estate loans	351,192	94.77%	317,429	94.92%	260,546	93.52%	148,513	91.42%	91,666	88.17%
Commercial and industrial loans	15,454	4.17%	14,540	4.35%	14,512	5.21%	11,979	7.37%	9,326	8.97%
Consumer loans	3,937	1.06%	2,457	0.73%	3,546	1.27%	1,965	1.21%	2,976	2.86%
Loans, gross	370,583	100.00%	334,426	100.00%	278,604	100.00%	162,457	100.00%	103,968	100.00%
Less allowance for loan losses	(5,771)		(4,536)		(3,510)		(2,106)		(1,661)	
Less net deferred loan origination (fees) costs	95		(17)		(218)		(58)		74	
Total loans, net	$364,907		$329,873		$274,876		$160,293		$102,381	

The following table shows, as of December 31, 2007, the dollar amounts of loans maturing in the Company's loan portfolio based on their contractual terms to maturity.

	At December 31, 2007			
	Due within one year	Due after one year but within five years	Due after five years	Total
	Amount	Amount	Amount	Amount
	(In thousands)			
By loan type:				
Commercial and industrial loans	$ 8,348	$ 7,106	$ —	$ 15,454
Construction loans	123,215	27,486	—	150,701
Commercial mortgage loans	24,509	88,028	4,278	116,815
Residential mortgage loans	16,565	27,775	472	44,812
Home equity lines of credit	6,811	8,596	23,457	38,864
Consumer loans	755	2,880	302	3,937
Total	$180,203	$161,871	$28,509	$370,583

The next table shows, as of December 31, 2007, the dollar amounts of the Company's loans due after December 31, 2008, that have fixed interest rates and of those that have variable rates.

	At December 31, 2007		
	Due after one year but within five years	Due after five years	Total
	Amount	Amount	Amount
	(In thousands)		
Loans maturing after one year with:			
Fixed rates	$131,706	$ 2,897	$134,603
Variable rates	30,165	25,612	55,777
Total	$161,871	$28,509	$190,380

The amortized cost of the Company's investment portfolio was $70.8 million and the fair market value was $70.2 million at December 31, 2007. The amortized cost of the Company's investment portfolio was $70.1 million and the fair market value was $69.6 million at December 31, 2006. All investments are accounted for as available for sale under Financial Accounting Standards Board ("FASB") No. 115 and are presented at their fair market value. The investment portfolio remained relatively flat during 2007, experiencing a net increase of only $662 thousand or 1.0% in 2007 compared to an increase of $20.9 million or 43.0% in 2006. The Company's investment portfolio, all of which are available for sale, consisted of U.S. Government agency securities, municipal bonds, collateralized mortgage obligations, mortgage-backed securities, and corporate bonds. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to shareholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is the Company's policy to classify all investment securities as available for sale. The Company does not engage in, nor does it presently intend to engage in, securities trading activities and, therefore, it does not maintain a trading account. At December 31, 2007 and 2006, there were no securities of any issuer (other than governmental agencies) that exceeded 10% of the Company's shareholders' equity.

The largest category increase in the investment portfolio was in municipal securities, increasing $5.4 million or 22.2%, from $24.5 million to $29.9 million. U.S. agency securities decreased $3.9 million or 39.3%, from $9.9 million to $6.0 million at year end 2007. Mortgage-backed securities, including collateralized mortgage obligations (CMOs), decreased $1.2 million or 3.5%, from $34.7 million to $33.5 million. Corporate bonds increased $336 thousand or 62.1% from the prior year, from $525 thousand to $851 thousand. The Company also owned $2.4 million of Federal Home Loan Bank stock at December 31, 2007 compared with $2.1 million at December 31, 2006. The Company had $1.4 million in funds invested in short-term overnight deposits at Federal Home Loan Bank of Atlanta and $199 thousand in time deposits in other banks at December 31, 2007. At year end 2006, there was $1.6 million invested in short-term overnight deposits at Federal Home Loan Bank of Atlanta and $298 thousand in time deposits in other banks. The following table shows the carrying values of securities in the Company's investment securities portfolio on each of the indicated dates. Additional information regarding the Company's investment securities is contained in Note C to the Company's consolidated financial statements.

	At December 31		
	2007	2006	2005
	(In thousands)		
Securities available for sale:			
U. S. Government agencies	$ 6,021	$ 9,914	$ 5,858
Municipals	29,892	24,463	17,148
Corporate bonds	852	525	524
Mortgage-backed securities	33,462	34,663	25,125
Total securities available for sale	$70,227	$69,565	$48,655

The following table shows the scheduled maturities, carrying values, market values and average yields of securities in the Company's investment securities portfolio at December 31, 2007. The weighted average yields have not been calculated on a tax equivalent basis. For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

	As of December 31, 2007		
	Amortized Cost	Fair Value	Weighted Average Yield
	(In thousands)		
Securities available for sale:			
U. S. Government agencies			
Due within one year or less	$ 1,000	$ 995	4.00%
Due after one but within five years	2,449	2,436	4.58%
Due after five but within ten years	2,600	2,590	5.17%
	6,049	6,021	4.74%
Municipals:			
Due after one but within five years	3,888	3,818	4.07%
Due after five but within ten years	12,824	12,623	4.03%
Due after ten years	13,711	13,451	4.25%
	30,423	29,892	4.13%
Corporate bonds:			
Due within one year or less	521	522	6.22%
Due after ten years	330	330	7.75%
	851	852	6.81%
Mortgage-backed securities:			
Due within one year or less	3,950	3,939	4.83%
Due after one but within five years	13,696	13,651	4.83%
Due after five but within ten years	7,739	7,739	5.07%
Due after ten years	8,085	8,133	5.45%
	33,470	33,462	5.04%
Total securities available for sale			
Due within one year or less	5,471	5,456	4.81%
Due after one but within five years	20,033	19,905	4.65%
Due after five but within ten years	23,163	22,952	4.51%
Due after ten years	22,126	21,914	4.74%
	$70,793	$70,227	4.65%

Non-interest earning assets totaled $25.2 million at December 31, 2007 versus $21.4 million at December 31, 2006, increasing by $3.8 million or 17.4%. Premises and equipment totaled approximately $3.6 million at December 31, 2007, reflecting a $626 thousand net increase over the prior year. The Company opened three full service branches during the current year, which accounts for most of the increase. The Company has $9.9 million invested in bank owned life insurance at December 31, 2007. An additional $4.0 million was invested in bank owned life insurance during 2007. This investment increased in cash surrender value by $385 thousand during 2007. Cash and due from banks decreased $952 thousand or 13.2% from $7.2 million to $6.3 million at year end 2007. The Company had no Other Real Estate Owned at year end 2007 versus property valued at $616 thousand at year end 2006. Accrued interest receivable increased by $148 thousand due to the higher volume of earning assets. Other assets increased by $138 thousand primarily due to increases in prepaid fees and an investment in a title insurance agency.

Total deposits increased by $33.1 million or 9.4%, growing from $353.6 million at December 31, 2006 to $386.7 million at December 31, 2007. The time deposit growth for 2007 included $42.5 million of Internet and brokered deposits offset by a $19.4 million decline in other CDs. The Company increased its Internet and brokered CD funds in order to avoid matching local market competitors at much higher rates. Time deposits experienced the greatest increase, growing by $23.1 million or 8.6%, from $268.1 million at year end 2006 to $291.2 million at year end 2007. Money market and

NOW accounts grew by $20.9 million or 50.7% due to a special rate promotion during the year 2007, increasing to $62.3 million at year end 2007 from $41.3 million at year end 2006. Savings accounts declined by $5.9 million or 52.7%, decreasing from $11.2 million at year end 2006 to $5.3 million at year end 2007. Most of the decline was attributed to balance transfers to Money Market accounts as a special savings rate promotion ended during the year. Demand deposits also experienced a decline during 2007 impacted by the decline in deposits from real estate attorney trust account relationships affected by the slow down in real estate market conditions. Demand deposits declined by $5.1 million or 15.2%, declining to $28.0 million at year end 2007 from $33.1 million at year end 2006.

The composition of the deposit base, by category, at December 31, 2007 is as follows: 75.3% in time deposits, 16.1% in money market and NOW accounts, 7.2% in non-interest bearing demand deposits, and 1.4% in savings accounts. The composition of the deposit base, by category, at December 31, 2006 was as follows: 75.8% in time deposits, 11.7% in money market and NOW accounts, 9.4% in non-interest bearing demand deposits, and 3.1% in savings accounts. At December 31, 2007 the Company had $178.2 million in time deposits of $100 thousand or more compared to $131.0 million at December 31, 2006. Earning assets growth during 2007 required the Company to rely more heavily on retail and brokered time deposits as a source of funds. The following table shows the average amounts of and average rates on the Company's deposit accounts for each of the indicated periods.

	For the Year Ended December 31,					
	2007		2006		2005	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
	(In thousands)					
NOW and Money Market	$ 59,730	3.82%	$ 42,502	3.54%	$ 31,780	1.90%
Savings deposits	6,877	3.42%	5,071	3.49%	2,826	0.50%
Time Deposits	276,937	5.23%	254,313	4.64%	168,090	3.39%
Total interest-bearing deposits	343,544	4.95%	301,886	4.47%	202,696	3.12%
Non-interest-bearing deposits	31,273	—	32,487	—	24,127	—
Total deposits	$374,817	4.54%	$334,373	4.03%	$226,823	2.79%

The following table shows, as of December 31, 2007, the amounts of the Company's certificates of deposit of $100,000 or more by time remaining until maturity.

	At December 31, 2007				
	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 12 Months	Over 12 Months	Total
	(In thousands)				
Time Deposits less than $100,000	$28,401	$22,127	$ 52,888	$ 9,530	$112,946
Time Deposits of $100,000 or more	41,358	16,094	78,486	42,287	178,225
Total	$69,759	$38,221	$131,374	$51,817	$291,171

Total borrowings increased by $5.0 million, from $41.3 million at December 31, 2006 to $46.3 million at December 31, 2007. Total borrowings at December 31, 2007 consisted of $17.0 million in short-term and $19.0 million in long-term Federal Home Loan Bank advances in addition to the $10.3 million in junior subordinated debt issued to the Trust in connection with the issuance of trust preferred securities. At December 31, 2006, total borrowings consisted of $6.0 million in short-term and $25.0 million in long-term Federal Home Loan Bank advances in addition to the $10.3 million in junior subordinated debt issued to the Trust in connection with the issuance of trust preferred securities.

Accrued expenses and other liabilities decreased by $159 thousand to $2.0 million at December 31, 2007 compared to $2.2 million at December 31, 2006. Accrued interest payable increased due to the volume of interest-bearing liabilities added during 2007.

Total stockholders equity increased by $1.4 million between December 31, 2006 and December 31, 2007. The increase was principally the result of net income earned for 2007 of $1.3 million.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Overview. The Company achieved net income of $1.3 million in 2007, a decrease of $927 thousand or 40.8% from net income of $2.3 million in 2006. Net income increased $590 thousand or 35.1% in 2006 from net income of $1.7 million in 2005. On a per share basis, net income for 2007 was $0.36 per share-basic and $0.35 per share-diluted as compared with $0.60 per share-basic and $0.58 per share-diluted in 2006 and $0.45 per share-basic and $0.44 per share-diluted in 2005. The earnings per basic and diluted share were restated for the prior periods for 5% stock dividends effective June 29, 2007 and June 30, 2006, and a 5-for-4 stock split effective June 30, 2005. The net operating results for the current year were impacted by an elevated level of nonperforming assets, a lower net interest margin and increased expenses related to branch expansion. Net interest income remained relatively flat at $12.9 million for 2007, decreasing only $30 thousand from the prior year. Although earning assets increased from the prior year, net operating results were greatly impacted by the net interest margin compression.

The improvement in net operating results for 2006 was primarily attributable to a $3.6 million increase in net interest income from 2005 to 2006, achieved principally as a result of significant growth in interest earning assets during the 2006 year, leveraged with the growth in 2005. Net interest income increased $3.4 million for 2005 from the growth in interest earning assets as well. With 2007 net interest income flat, the non-interest income increase of $377 thousand and the $245 thousand reduction in the provision for loan losses were offset by an increase of $2.3 million in non-interest expenses, primarily related to branch expansion. The 2006 net interest income increase of $3.6 million, combined with a $45 thousand increase in non-interest income and a $159 thousand reduction in the provision for loan losses, was tempered by a $2.9 million growth related increase in non-interest expenses. The Company recorded a tax provision of $221 thousand in 2007 versus $1.1 million in 2006, a result of the decline in pre-tax income related to an increase in non-taxable interest from municipal securities and an increase in non-taxable income from an additional investment in bank owned life insurance during the current year. The Company became fully taxable during 2005, recording an income tax provision of $785 thousand. Return on average assets was 0.30%, 0.57%, and 0.62% for the years ended December 31, 2007, 2006 and 2005, respectively. Return on average equity for the years ended December 31, 2007, 2006, and 2005 was 4.85%, 8.86%, and 6.96%, respectively. Net interest margin pressure and growth related non-interest expenses along with the 13.1% increase in total average assets in 2007 contributed to the decline in return on average assets. Net interest margin pressure and growth related non-interest expenses along with the 46.1% increase in total average assets in 2006 contributed to the decline in return on average assets.

Net Interest Income. Like most financial institutions, the primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by levels of noninterest-bearing liabilities and capital.

Net interest income for 2007 remained unchanged at $12.9 million for 2007 and 2006. Although average earning assets for 2007 at $428.8 million increased $42.5 million or 11.0%, the net interest margin dropped 34 basis points during 2007 to account for the slight decline in net interest income in the current year. Net interest income for 2006 increased to $12.9 million, a $3.6 million or 38.7% increase from the $9.3 million earned in 2005. The 2005 $9.3 million was a $3.4 million or 58.8% increase from the $5.9 million earned in 2004. The significant growth in average interest-earning assets of $123.7 million from $262.7 million during 2005 to $386.3 million during 2006 was the primary reason for the improvement in the level of net interest income. This was leveraged with the significant growth in average interest-earning assets of $103.3 million from $159.4 million during 2004 to $262.7 million during 2005 which resulted in the improvement in the level of net interest income in that year as well. Margin compression impacted the flat net interest income for 2007. Although the average yield on interest-earning assets increased 17 basis points from 7.30% to 7.47%, the average cost of interest-bearing liabilities increased 44 basis points from 4.54% to 4.98% in 2007. In 2006, the Company benefited from the increase in the level of interest-earning assets coupled with the effects of a 105 basis point increase in the average yield on those assets from 6.25% at the end of 2005 to 7.30% at the end of 2006. In 2005, the Company again benefited from the increase in the level of interest-earning assets coupled with the effects of an 86 basis point increase in the average yield on those assets from 5.39% at the end of 2004 to 6.25% at the end of 2005.

The Company's average interest-bearing liabilities increased by $48.3 million or 14.3% in 2007, $114.9 million or 51.7% in 2006, and $90.0 million, or 68.1% in 2005, consistent with its increase in interest-earning assets for those years. The increase in the average cost of interest-bearing liabilities, coupled with the volume increase in interest-bearing liabilities over the volume increase in interest-earning assets, impacted the flat net interest income and decline in the net interest margin from 3.34% in 2006 to 3.00% in 2007. While the average cost of interest-bearing liabilities increased by 134 basis points from 3.20% to 4.54% in 2006 and 113 basis points from 2.07% to 3.20% in 2005, the impact was mitigated by the volume increase in interest-earning assets. While net interest income increased significantly in 2006 and 2005, the net interest spread and margin both decreased. For the year ending December 31, 2007, net interest spread was 2.49% and net interest margin was 3.00%. For the year ending December 31, 2006, net interest spread was 2.76% and net interest margin was 3.34%. For the year ending December 31, 2005, net interest spread was 3.05% and net interest margin was 3.54%. Although it moderated in 2007, the Company's reliance on interest-bearing liabilities to fund earning assets caused the decline in interest margin and spread in each of the years. The ratio of average interest-earning assets to average interest-bearing liabilities was 111.3%, 114.6%, and 118.3% at December 31, 2007, 2006, and 2005, respectively.

Total average interest earning assets were $428.8 million, increasing by $42.5 million or 11.0% in 2007, $386.3 million, increasing by $123.7 million or 47.1% in 2006, and $262.7 million, increasing by $103.3 million or 64.8% in 2005. Average loans outstanding were $349.8 million, increasing by $38.6 million or 12.4% in 2007, $311.2 million, increasing by $93.6 million or 43.0% in 2006, and $217.6 million, increasing $86.9 million or 66.4% in 2005. The average balance of investment securities grew by $11.7 million or 19.6% to $71.3 million for 2007, $25.0 million or 68.4% to $61.6 million for 2006, and $13.2 million or 59.9% to $35.3 million for 2005. Other average interest earning assets for 2007 declined by $7.8 million or 50.0%, to $7.7 million. Other average interest earning assets increased to $15.5 million and $9.7 million in 2006 and 2005, respectively. In 2007, total average interest-bearing liabilities increased by $48.3 million or 14.3%, with interest-bearing deposits increasing $41.7 million or 13.8% and borrowings increasing $6.6 million or 18.8%. Total average interest-bearing liabilities increased by $114.9 million in 2006, with interest-bearing deposits increasing $99.2 million or 48.9% and borrowings increasing $15.7 million or 80.6%.

Total interest income increased by $3.8 million, $11.8 million, and $7.8 million for 2007, 2006, and 2005, respectively. The total interest income increase for 2007 was the combined net result of a $3.3 million increase due to growth in earning assets and a $558 thousand increase due to the increase in yield. The total interest income increase for 2006 was the combined net result of an $8.1 million increase due to growth in earning assets and a $3.6 million increase due to the increase in yield. The 2005 increase was the combined net result of a $6.1 million increase due to growth in earning assets and a $1.7 million increase due to the increase in yield. Total interest expense increased by $3.9 million, $8.2 million, and $4.4 million for 2007, 2006, and 2005, respectively. The increase in 2007 was the combined net result of a $2.1 million increase due to growth of interest-bearing liabilities and a $1.8 million increase in rate. The increase in 2006 was the combined net result of a $4.4 million increase due to growth of interest-bearing liabilities and a $3.8 million increase in rate.

Provision for Loan Losses. The Company recorded a $1.1 million, $1.3 million, and $1.5 million provision for loan losses in 2007, 2006 and 2005, respectively. The $245 thousand decrease in the provision for loan losses in 2007 is a reflection of the slowed growth in total loans outstanding as well as the net recoveries in charged-off loans during the year despite the large increase in non-performing loans. The $159 thousand decrease in the provision for loan losses in 2006 is a reflection of the moderated growth in total loans outstanding as well as a reduction in nonperforming loans in 2006. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level that management deems appropriate. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors.

Total loans outstanding increased by $36.3 million, $56.0 million, and $116.0 million during 2007, 2006, and 2005, respectively. The allowance for loan losses was $5.8 million, $4.5 million, and $3.5 million for 2007, 2006, and 2005, respectively, representing 1.56%, 1.36%, and 1.26%, respectively, of loans outstanding, and 69.45%, 1,296.00%, and 298.98%, respectively, of nonperforming loans. Although loan growth slowed in 2007, the increase in the percentage of loan loss allowance to total loans outstanding in the current year is due to the increase in the level of nonperforming loans, a function of the slowed real estate market. Although loan growth moderated in 2006, the increase in the percentage of loan loss allowance to total loans outstanding in that year is due to management's recognition of the risk associated with the Company's high concentration in construction and commercial real estate lending with the beginning slow down in the real estate market. Although nonperforming loans to total loans outstanding increased significantly, up to 2.24% for 2007, approximately $3.3 million or 40.0% of the nonperforming loans are restructured loans that are currently paying according to the restructured terms. Nonperforming loans to total loans outstanding were 0.10% and 0.42% for 2006 and 2005, respectively.

On December 1, 2007, the Company restructured two loans totaling $3.3 million for one troubled customer relationship as requested, although not delinquent at that time, could not continue to meet existing payment obligations. The property values were reassessed by management and written down by $619 thousand to their fair market values. The interest rates on the two loans were lowered from 8.25% to 6.00% and the payment structure was changed from amortizing to interest only payments with a maturity of December 1, 2008. On January 22, 2008, an assignment of deposit account totaling $112 thousand was added as additional collateral on the loans for consideration of the troubled debt restructure. Thus far through March 2008, the customer has paid according to the restructured terms.

On June 29, 2007, the Company sold foreclosed real estate totaling $616 thousand for $740 thousand. However, the Company financed the loan for the buyers to purchase the property and paid fees resulting in a deferred gain on the sale of $114 thousand. This deferred gain will be recognized on a quarterly basis over a three year period as principal payments are collected on the loan since the monthly amount is nominal. If the customer makes a lump sum payment to pay off the loan or refinances with another financial institution, the Company will take the remainder of the gain into income at that time.

Non-Interest Income. Non-interest income was $1.5 million, $1.1 million, and $1.0 million for 2007, 2006, and 2005, respectively. Service fees and charges, which represent a relatively stable and predictable source of non-interest income, totaled $812 thousand, $713 thousand, and $644 thousand for 2007, 2006, and 2005, respectively. Contributing to non-interest income were fees produced by our mortgage origination department, $223 thousand, $223 thousand, and $203 thousand in 2007, 2006, and 2005, respectively, and income from our investment in bank-owned life insurance, $385 thousand, $195 thousand, and $199 thousand in 2007, 2006, and 2005, respectively. The Company purchased an additional $4.0 million in bank owned life insurance in January 2007 to fund supplemental retirement benefits for certain officers and directors which accounted for the $190 thousand increase in the 2007 income from our investment in bank-owned life insurance. The 2006 year included $91 thousand of recovered expenses related to a loan charged off in 2003.

The following table details non-interest income for the periods indicated.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Service fees and charges	$ 812	$ 621	$ 644
Increase in cash surrender value of life insurance	385	196	199
Core noninterest income	1,197	817	843
Securities gains (losses), net	15	(60)	(10)
Gain on disposal of foreclosed assets	—	—	8
Other noninterest income	258	336	207
Total non-interest income	$1,470	$1,093	$1,048

Non-Interest Expenses. Non-interest expenses totaled $11.7 million, $9.3 million, and $6.4 million for 2007, 2006, and 2005, respectively. As a percentage of average assets, total non-interest expenses increased to 2.60% for 2007 and remained the same, at 2.35%, for 2006 and 2005. The slowed growth in assets during 2007 coupled with the continued branch expansion initiatives which added additional overhead with increased staff and facilities resulted in the increase to 2.60%. While we added additional overhead related to expanding our staff and facilities in 2006, we aggressively grew our loan portfolio to accommodate the extra expense. Salaries and employee benefits increased the most in this category during 2007 as a result of personnel additions, normal compensation adjustments, and higher costs for group insurance coverage. Incentive awards in 2007 were curtailed due to lower than expected Company performance related to increased nonperforming assets. Salaries and employee benefits increased the most in this category as a result of personnel additions, normal compensation adjustments, higher costs for group insurance coverage, and incentive awards made in recognition of improvement in performance in 2006. The number of employees increased by 15, 28, and 12 employees in

2007, 2006, and 2005, respectively. Total salaries and employee benefits increased by $1.1 million, $1.5 million, and $861 thousand in 2007, 2006, and 2005, respectively. Also, the Company recognized expenses of $317 thousand, $298 thousand and $211 thousand in 2007, 2006, and 2005, respectively, related to the 2005 implementation of supplemental retirement benefits for certain officers and directors. Occupancy and equipment costs increased by $464 thousand, $556 thousand, and $195 thousand in 2007, 2006, and 2005, respectively. The large increase in 2007 was due to the addition of three new full-service branches, one in New Hanover County and two in Brunswick County, during the year. The large increase in 2006 was due to the addition of two new full-service branches, one in Pender County and one in Brunswick County, and the leasing of space for the credit administration department. The increased 2005 occupancy and equipment costs were the result of leasing a support services facility, expansion of the Hampstead branch and remodeling of the Main Office second floor.

Other non-interest expenses increased by $737 thousand, $876 thousand, and $699 thousand for 2007, 2006, and 2005, respectively. The 2007 increases included an increase of $242 thousand in fees for professional services (including increased professional fees related to the Company's compliance with Section 404 of the Sarbanes Oxley Act of 2002, and increased legal fees related to shareholder activism), an increase of $182 thousand in data processing and other outsourced services as a result of growth and additional services, and an increase of $133 thousand in FDIC insurance premiums. The 2006 increases included an increase of $189 thousand in data processing and other outsourced services as a result of growth, a $227 thousand increase in advertising costs related to the Company's name change and branch openings, and a $91 thousand non-recurring charge related to changes in check processing vendor. Other increases in each of the years resulted principally from the Company's growth. The Company expansion plans are virtually complete for the near term. During 2008, the Sunset Beach and Southport branches will be moving from their temporary facilities to their nearby permanent facilities. Management believes that salary and occupancy expenses will stabilize in the near-term as the Company completes its recent branch expansion in accordance with its strategic plan. However, data processing expense is tied closely to transaction and account volumes so these expenses will increase as the Company's account base continues to grow. Although FDIC insurance premiums have increased and could increase further during 2008, increases in service fee income resulting from deposit account growth should help offset a portion of that expense. We also expect to continue to incur additional professional fees during 2008 related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as that law becomes fully applicable to us, and increased legal expenses related to shareholder activism.

The following table details non-interest expenses for the periods indicated.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Salaries	$ 4,848	$3,689	$2,776
Employee benefits	1,249	1,260	662
Total salaries and benefits	6,097	4,949	3,438
Occupancy expense	1,226	844	587
Equipment expense	771	689	390
Data processing	952	770	581
Office supplies, printing, and postage	201	152	92
Deposit and other insurance	248	110	81
Professional and other services	677	435	294
Advertising	449	549	322
Other	1,052	826	596
Total non-interest expenses	$11,673	$9,324	$6,381

The Company recorded an income tax expense of $221 thousand, $1.1 million and $785 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 decrease in income tax expense is directly related to the Company's lower pre-tax income level in that year. The Company's effective tax rate was 14.1%, 31.6%, and 31.8% in 2007, 2006, and 2005, respectively. The overall lower effective tax rate in each year is primarily the result of an overall greater proportion of pre-tax income in those years being comprised of non-taxable income earned on bank owned life insurance and municipal securities. This is especially impacted in the 2007 year results when net interest income declined and non-taxable income earned on bank owned life insurance and municipal securities increased.

Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Nonaccrual loans have been included in determining average loans.

	Year Ended December 31, 2007			Year Ended December 31, 2006			Year Ended December 31, 2005		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(In thousands)					
Interest-earning assets:									
Loans, gross [1]	$349,805	$28,301	8.09%	$311,226	$24,857	7.99%	$217,604	$14,728	6.77%
Investment securities	73,701	3,443	4.67%	61,595	2,816	4.57%	36,587	1,453	3.97%
Other	5,301	289	5.45%	13,502	523	3.87%	8,478	231	2.72%
Total interest-earning assets	428,807	32,033	7.47%	386,323	28,196	7.30%	262,669	16,412	6.25%
Other assets	19,422			9,949			8,589		
Total assets	$448,229			$396,272			$271,258		
Interest-bearing liabilities:									
Deposits:									
NOW and Money Market	59,730	2,283	3.82%	42,502	1,503	3.54%	31,780	605	1.90%
Savings	6,877	235	3.42%	5,071	177	3.49%	2,826	14	0.50%
Time Deposits	276,937	14,480	5.23%	254,313	11,800	4.64%	168,090	5,702	3.39%
Borrowed funds	31,414	1,462	4.65%	24,808	1,152	4.64%	19,442	792	4.07%
Trust Preferred-Sub Debentures	10,310	709	6.88%	10,310	670	6.50%	—	—	0.00%
Total interest-bearing liabilities	385,268	19,169	4.98%	337,004	15,302	4.54%	222,138	7,113	3.20%
Non-interest-bearing deposits	31,273			32,487			24,127		
Other liabilities	3,931			1,138			826		
Stockholders' equity	27,757			25,643			24,167		
Total liabilities and stockholders' equity	$448,229			$396,272			$271,258		
Net interest income and interest rate spread [2]		$12,864	2.49%		$12,894	2.76%		$ 9,299	3.05%
Net yield on average interest-earning assets [3]			3.00%			3.34%			3.54%
Ratio of average interest-earning assets to average interest-bearing liabilities	111.30%			114.63%			118.25%		

(1) Average loans include non-accruing loans and loans held for sale

(2) Interest rate spread equals the earning asset yield minus the interest-bearing liability rate

(3) Net interest margin is computed by dividing net interest income by total earning assets

Rate/Volume Analysis. The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Year Ended December 31, 2007 vs. 2006			Year Ended December 31, 2006 vs. 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Loans, gross	$3,101	$ 343	$3,444	$6,907	$3,222	$10,129
Investment securities	560	67	627	1,072	291	1,363
Other	(382)	148	(234)	166	126	292
Total interest income	3,279	558	3,837	8,145	3,639	11,784
Interest expense:						
Deposits						
NOW and Money Market	$ 634	$ 146	$ 780	$ 292	$ 606	$ 898
Savings	62	(4)	58	45	118	163
Time deposits	1,116	1,564	2,680	3,463	2,635	6,098
Borrowed funds	307	3	310	234	126	360
Trust Preferred—Sub Debentures	—	39	39	335	335	670
Total interest expense	2,119	1,748	3,867	4,369	3,820	8,189
Net interest income increase (decrease)	$1,160	$(1,190)	$ (30)	$3,776	$ (181)	$ 3,595

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations. In addition, the Company had credit availability with the Federal Home Loan Bank of Atlanta ("FHLB") of approximately $69.6 million at December 31, 2007. It also had a credit line with various financial institutions in the amount of $11.5 million in 2007. The Company had $36.0 million and $31.0 million in borrowings outstanding under FHLB advances at December 31, 2007 and 2006, respectively. In addition, the Company had $10.3 million in subordinated long-term debt payable to the Trust outstanding in each of those years. Management utilizes these borrowings to help manage its cash flow, cost of funds, interest sensitivity and gap position.

Total deposits were $386.7 million and $353.6 million at December 31, 2007 and 2006, respectively. Because loan demand has exceeded the rate of growth in core deposits, the Company has relied heavily on time deposits as a source of funds. Certificates of deposit are the only deposit accounts that have stated maturity dates, and those deposits are generally considered to be rate sensitive. At December 31, 2007 and 2006, time deposits represented 75.3% and 75.8%, respectively, of total deposits. Certificates of deposit of $100 thousand or more represented 46.1% and 37.1%, respectively, of total deposits at December 31, 2007 and 2006. The Company has certificates of deposit acquired by advertising rates on the Internet and some obtained through deposit brokers. On December 31, 2007, those out-of-market deposits amounted to approximately $130.7 million, or approximately 33.8% of total deposits and approximately 44.9% of total certificates of deposit. On December 31, 2006, those out-of-market deposits amounted to approximately $94.4 million, or approximately 26.7% of total deposits and approximately 35.2% of total certificates of deposit. The Company uses brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds that do not need to be collateralized like Federal Home Loan Bank borrowings. The Company expects to continue to utilize the brokered deposit market in the future. With the exception of these out-of-market deposits, management believes most of its other time deposits are relationship-oriented and, while it will be necessary to pay competitive rates to retain those deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management anticipates that it will rely primarily upon customer deposits, loan repayments and current earnings to provide liquidity, and will use funds thus generated to make loans and to purchase securities, primarily securities issued by the federal government and its agencies, municipals, and mortgage-backed securities. As of December 31, 2007, liquid assets (cash and due from banks, interest-earning bank deposits, federal funds sold, time deposits in other banks and investment securities available for sale) were approximately $78.1 million, which represented 16.8% of total assets and 20.2% of total deposits. As of December 31, 2006, liquid assets (cash and due from banks, interest-earning bank deposits, federal funds sold, time deposits in other banks and investment securities available for sale) were approximately $78.7 million, which represented 18.5% of total assets and 22.3% of total deposits. At December 31, 2007, outstanding commitments to extend credit were $11.2 million, stand-by letters of credit totaled $811 thousand and available line of credit balances totaled $66.0 million. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

The Company and the Bank are subject to minimum capital requirements. Selected financial data is contained in this Report under the heading "*Selected Financial Information and Other Data.*" All capital ratios place the Company and the Bank in excess of the minimum necessary to be considered "well capitalized" under regulatory guidelines.

ASSET/LIABILITY MANAGEMENT

The Company's results of operations depend substantially on its net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company's earnings from undue interest rate risk arising from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Company maintains, and has complied with, an asset/liability management policy approved by its Board of Directors that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Company's policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Company has generally invested such funds in securities, primarily securities issued by governmental agencies, municipals, and mortgage-backed securities. Its securities portfolio contributes to profits and plays an important part in the overall interest rate risk management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the Company's needs with regard to proper management of its asset/liability program, management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. In making the gap computations, assumptions made regarding prepayment rates and deposit decay rates have been used for interest-earning assets or interest-bearing liabilities. Loan prepayment rates were provided by Vining Sparks IBG, L.P.'s Portfolio Strategies Group based on their experience in a national banking market with a normal mix of loans. Deposit decay rates were derived from the proprietary model from the Office of the Comptroller of the Currency's Risk Analysis Division. In addition, the table reflects scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of the Company's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if its actual experience differs from that indicated by the assumptions.

	At December 31, 2007				
	3 Months or Less	Over 3 Months to 12 Months	Total Within 12 Months	Over 12 Months	Total
			(In thousands)		
Interest-earning assets:					
Loans and loans held for sale	$222,809	$ 41,533	$264,342	$106,336	$370,678
Securities available for sale	3,049	7,900	10,949	59,278	70,227
Securities held to maturity	—	99	99	100	199
Other earning assets	3,822	—	3,822	—	3,822
Total interest-earning assets	$229,680	$ 49,532	$279,212	$165,714	$444,926
Interest-bearing liabilities					
Fixed maturity deposits	$ 69,759	$ 169,595	$239,354	$ 51,817	$291,171
All other deposits	9,375	20,566	29,941	37,584	67,525
Borrowings	30,310	3,000	33,310	13,000	46,310
	$109,444	$ 193,161	$302,605	$102,401	$405,006
Interest sensitivity gap	$120,236	$(143,629)	$ (23,393)	$ 63,313	$ 39,920
Cumulative interest sensitivity gap	$120,236	$ (23,393)	$ (23,393)	$ 39,920	$ 39,920
Cumulative interest sensitivity gap as a percent of total interest-earning assets	27.02%	-5.26%	-5.26%	8.97%	8.97%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	209.86%	92.27%	92.27%	109.86%	109.86%

MARKET RISK

Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. The structure of our loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. We do not maintain a trading account nor are we subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of the bank's asset/liability management function.

The table above sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which are projected to reprice or mature in each of the future time periods shown.

OFF-BALANCE SHEET ARRANGEMENTS

Information about the Company's off-balance sheet risk exposure is presented in Note L to the accompanying financial statements. As part of its ongoing business, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2007, the Company is not involved in any unconsolidated SPE transactions.

Contractual Obligations and Commitments

The Company enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Company commits to lend funds such as credit lines and loan commitments.

The following is a table of such contractual obligations and commitments at December 31, 2007.

	Payments Due by Period At December 31, 2007				
Contractual Obligations	Total	On Demand or Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(In thousands)		
Short-term borrowings	$ 17,000	$ 17,000	$ —	$ —	$ —
Long-term debt	19,000	—	11,000	—	8,000
Operating leases	6,142	667	1,297	1,085	3,093
Subordinated Debt	10,310	—	—	—	10,310
Total contractual cash obligations excluding deposits	52,452	17,667	12,297	1,085	21,403
Time deposits	291,171	239,354	44,208	7,609	—
Total contractual cash obligations	$343,623	$257,021	$56,505	$8,694	$21,403

	Amount of Commitment Expiration Per Period				
Commercial Commitments	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Lines of credit and loan commitments	$ 76,988	$ 44,212	$11,295	$6,216	$15,265

ADDITIONAL FINANCIAL INFORMATION

Asset Quality

Maintaining a high level of asset quality is a primary goal in the Company's lending function, and it employs a formal internal loan review process to ensure adherence to the lending policies approved by its Board of Directors. A systematic evaluation process fundamentally drives the function of determining the allowance for loan losses. This ongoing process serves as the basis for determining, on a quarterly basis, the allowance for loan losses and any resulting provision to be charged against earnings. Consideration is given to historical loan loss experience, the value and adequacy of collateral, economic conditions in its market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management's estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

Nonperforming Assets

Nonperforming assets increased significantly by $7.3 million or 760.1% in 2007, a reflection of the economic slow down in the real estate market. However, this increase included $3.3 million of restructured loans in one relationship, secured by real estate, that are currently paying according to the restructured terms. The allowance for loan losses to total loans outstanding increased to 1.56% in 2007 to reflect the increase in nonperforming assets. Nonperforming assets decreased by $208 thousand or 17.7% in 2006. Total nonperforming assets in 2006 included real estate with a carrying value of $616 thousand acquired through foreclosure in August 2006. Although nonperforming assets decreased in 2006, the allowance for loan losses increased. This was a result of management's recognition of the increased risk of its concentration in construction and commercial real estate loans in a moderating real estate market. At year end 2006, the allowance for loan losses was 1.36% of total outstanding loans but the allowance for loan losses was 1,296.00% of nonperforming loans at December 31, 2006 as compared to 69.45% of nonperforming loans at December 31, 2007. Nonperforming assets to total assets was 1.79% and 0.23% at December 31, 2007 and 2006, respectively. At year end

2007, the $3.3 million in restructured loans, secured by real estate, previously discussed made up 40.0% of nonperforming loans. At year end 2006, one loan, secured by real estate, for approximately $160 thousand made up 45.7% of nonperforming loans.

The Company's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when they become 90 days past due or whenever it believes that collection has become doubtful. The Company's policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized, and probable losses are considered in the determination of the allowance for loan losses. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Loans are charged off when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

The following table contains information regarding the Company's nonperforming assets on each of the indicated dates.

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Nonaccrual loans	$4,987	$ 350	$ 1,174	$ 993	$ 866
Past due 90 days or more and still accruing	—	—	—	—	—
Restructured loans	3,322	—	—	—	—
Total nonperforming loans	8,309	350	1,174	993	866
Repossessed Assets	—	—	—	—	—
Other real estate owned	—	616	—	195	—
Total nonperforming assets	$8,309	$ 966	$ 1,174	$ 1,188	$ 866
Accruing loans past due 90 days or more	$ —	$ —	$ —	$ —	$ —
Allowance for loan losses	5,771	4,536	3,510	2,106	1,661
Nonperforming loans to year end loans	2.24%	0.10%	0.42%	0.61%	0.83%
Allowance for loan losses to year end loans	1.56%	1.36%	1.26%	1.30%	1.60%
Nonperforming assets to loans and other real estate	2.24%	0.29%	0.42%	0.73%	0.83%
Nonperforming assets to total assets	1.79%	0.23%	0.34%	0.59%	0.67%
Allowance for loan losses to nonperforming loans	69.45%	1296.00%	298.98%	212.02%	191.80%

Interest foregone on nonaccrual loans was approximately $200 thousand, $113 thousand, and $76 thousand for the years ended December 31, 2007, 2006, and 2005, respectively.

The following table analyzes activity in the Company's allowance for loan losses for each of the indicated periods.

	At or for the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Net loans outstanding at the end of the year	$370,678	$334,409	$278,386	$162,399	$104,042
Average loans outstanding during the year	$349,805	$311,226	$217,604	$130,734	$ 92,269
Allowance for loan losses at beginning of year	$ 4,536	$ 3,510	$ 2,106	$ 1,661	$ 1,481
Provision for loan losses	1,095	1,340	1,499	892	291
	5,631	4,850	3,605	2,553	1,772
Loans charged off:					
Real estate-mortgage	—	—	—	(50)	(44)
Home equity lines of credit	—	(92)	(43)	(32)	—
Commercial and industrial loans	(6)	(292)	(131)	(415)	(43)
Consumer loans	(10)	(23)	(10)	(6)	(91)
Total charge-offs	(16)	(407)	(184)	(503)	(178)
Recoveries of loans previously charged off:					
Real estate-mortgage	3	4	4	11	43
Home equity lines of credit	—	—	74	—	—
Commercial and industrial loans	153	84	10	42	13
Loans to individuals	—	5	1	3	11
Total recoveries	156	93	89	56	67
Net recoveries/(charge-offs)	140	(314)	(95)	(447)	(111)
Allowance for loan losses at end of year	$ 5,771	$ 4,536	$ 3,510	$ 2,106	$ 1,661
Ratios:					
Net charge-offs/(recoveries) as a percent of average loans	(0.04%)	0.10%	0.04%	0.34%	0.12%
Allowance for loan losses as a percent of loans at end of year	1.56%	1.36%	1.26%	1.30%	1.60%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries.

While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net 150 income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. In addition, various regulatory agencies may require us to make adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination. The following table shows the allocation of the Company's allowance for loan losses by category of loan as of each of the indicated dates. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
	(In thousands)									
Real estate loans:										
Construction loans	$2,816	40.67%	$2,675	47.15%	$1,271	41.86%	$ 526	29.95%	$ 334	24.82%
Commercial mortgage loans	829	31.52%	1,310	28.10%	1,019	31.32%	720	42.01%	556	42.63%
Home equity lines of credit	570	10.49%	27	9.19%	298	8.72%	206	9.96%	133	11.04%
Residential mortgage loans	163	12.09%	131	10.48%	321	11.62%	222	9.50%	121	9.68%
Total real estate loans	4,378	94.77%	4,143	94.92%	2,909	93.52%	1,674	91.42%	1,144	88.17%
Commercial and industrial loans	1,173	4.17%	286	4.35%	410	5.21%	303	7.37%	320	8.97%
Consumer loans	131	1.06%	38	0.73%	38	1.27%	48	1.21%	45	2.86%
Subtotal	5,682		4,467		3,357		2,025		1,509	
Unallocated loss allowance	89		69		153		81		152	
Total	$5,771	100.00%	$4,536	100.00%	$3,510	100.00%	$2,106	100.00%	$1,661	100.00%

(1) Represents total of all outstanding loans in each category as a percent of total loans outstanding

Borrowings

As an additional source of funding, the Company uses advances from the Federal Home Loan Bank of Atlanta under a line of credit with a maximum borrowing availability of $69.6 million and $63.7 million at December 31, 2007 and 2006, respectively. Advances are secured by loans and investments. The Company had $36.0 million and $31.0 million in advances outstanding at Federal Home Loan Bank at December 31, 2007 and 2006, respectively.

The Company also had $10.3 million in long-term subordinated debentures outstanding payable to its unconsolidated subsidiary, BKWW Statutory Trust I, at December 31, 2007 and 2006.

In addition, the Company may purchase federal funds through unsecured federal funds lines of credit totaling $11.0 million at December 31, 2007 and 2006. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no advances outstanding against these lines of credit at December 31, 2007 and 2006.

The Company maintains a credit facility with the Federal Reserve Bank of Richmond under which it has a maximum borrowing availability of approximately $496 thousand and $563 thousand at December 31, 2007 and 2006, respectively. The line of credit is secured by an investment security available for sale. No amount was outstanding under this line of credit at December 31, 2007 and 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note B to the consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K and its exhibits contain statements relating to our financial condition, results of operations, plans, strategies, branch expansion plans, trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts. Those statements may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue," or similar terms or the negative of these terms, or other statements concerning opinions or judgments of our management about future events. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in reports we file with the U.S. Securities and Exchange Commission from time to time. Copies of those reports are available directly through the Commission's website at *www.sec.gov*. Other factors that could influence the accuracy of those forward-looking statements include, but are not limited to: (a) the financial success or changing strategies of our customers; (b) customer acceptance of our services, products and fee structure; (c) changes in competitive pressures among depository and other financial institutions or in our ability to compete effectively against larger financial institutions in our banking market; (d) actions of government regulators, or changes in laws, regulations or accounting standards, that adversely affect our business; (e) our ability to manage our growth and to underwrite increasing volumes of loans; (f) the impact on our profits of increased staffing and expenses resulting from expansion; (g) changes in the interest rate environment and the level of market interest rates that reduce our net interest margin and/or the volumes and values of loans we make and securities we hold; (h) weather and similar conditions, particularly the effect of hurricanes on our banking and operations facilities and on our customers and the coastal communities in which we do business; (i) changes in general economic or business conditions and the real estate market in our banking market (particularly changes that affect our loan portfolio, the abilities of our borrowers to repay their loans, and the values of loan collateral); and (j) other developments or changes in our business that we do not expect. Although our management believes that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements in this paragraph. We have no obligation, and do not intend to update these forward-looking statements.

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Cape Fear Bank Corporation
Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Cape Fear Bank Corporation and subsidiary (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cape Fear Bank Corporation and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Greenville, North Carolina
March 31, 2008

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
	(In thousands, except share data)	
ASSETS		
Cash and due from banks	$ 6,257	$ 7,209
Interest earning deposits in other banks	1,413	1,639
Fed funds sold	25	—
Investment securities available for sale, at fair value	70,227	69,565
Time deposits in other banks	199	298
Loans	370,678	334,409
Allowance for loan losses	(5,771)	(4,536)
Net Loans	364,907	329,873
Accrued interest receivable	2,343	2,195
Premises and equipment, net	3,580	2,954
Stock in Federal Home Loan Bank of Atlanta, at cost	2,384	2,081
Foreclosed real estate and repossessions	—	616
Bank owned life insurance	9,876	5,491
Other assets	3,102	2,964
Total Assets	$464,313	$424,885
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Demand	$ 28,042	$ 33,066
Savings	5,276	11,154
Money market and NOW	62,249	41,317
Time	291,171	268,080
Total Deposits	386,738	353,617
Short-term borrowings	17,000	3,000
Long-term borrowings	29,310	38,310
Accrued interest payable	772	745
Accrued expenses and other liabilities	2,002	2,161
Total Liabilities	435,822	397,833
Shareholders' Equity		
Common stock, $3.50 par value, 12,500,000 shares authorized; 3,766,295 and 3,586,780 shares issued and outstanding at December 31, 2007 and 2006, respectively	13,182	12,554
Additional paid-in capital	14,048	12,739
Accumulated retained earnings	1,609	2,092
Accumulated other comprehensive loss	(348)	(333)
Total Shareholders' Equity	28,491	27,052
Total Liabilities And Shareholders' Equity	$464,313	$424,885

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans	$28,301	$24,857	$14,728
Investment securities available for sale	3,313	2,716	1,453
Dividends on FHLB stock	130	100	46
Other interest-earning assets	289	523	185
Total Interest Income	32,033	28,196	16,412
INTEREST EXPENSE			
Money market, NOW and savings deposits	2,519	1,681	619
Time deposits	14,480	11,800	5,702
Short-term borrowings	106	115	—
Long-term borrowings	2,064	1,706	792
Total interest expense	19,169	15,302	7,113
Net interest income	12,864	12,894	9,299
Provision for loan losses	1,095	1,340	1,499
Net interest income after provision for loan losses	11,769	11,554	7,800
NON INTEREST INCOME			
Service fees and charges	812	713	644
Gain (Loss) on sale of investments	15	(60)	(10)
Income from bank owned life insurance	385	195	199
Other	258	245	215
Total non-interest income	1,470	1,093	1,048
NON INTEREST EXPENSE			
Salaries and employee benefits	6,097	4,949	3,438
Occupancy and equipment	1,997	1,533	977
Other (Note J)	3,579	2,842	1,966
Total noninterest expense	11,673	9,324	6,381
Income before income taxes	1,566	3,323	2,467
Income taxes	221	1,051	785
Net income	$ 1,345	$ 2,272	$ 1,682
NET INCOME PER COMMON SHARE			
Basic	$ 0.36	$ 0.60	$ 0.45
Diluted	$ 0.35	$ 0.58	$ 0.44

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands)		
NET INCOME	$1,345	$2,272	$1,682
OTHER COMPREHENSIVE INCOME (LOSS)			
Unrealized gain (loss) on investment securities available for sale arising during the year	(9)	253	(768)
Tax effect	3	(97)	295
Reclassification of (gain)/losses recognized in net income	(15)	60	10
Tax effect	6	(23)	(4)
Total other comprehensive income (loss)	(15)	193	(467)
Comprehensive income	$1,330	$2,465	$1,215

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2007, 2006 and 2005

	Common stock		Additional paid-in capital	Accumulated retained earnings	Accumulated other comprehensive loss	Total equity
	Shares	Amount				
	(Dollars in thousands, except share data)					
Balance at December 31, 2004	3,405,183	$11,918	$11,008	$ 471	$ (59)	$23,338
Net income	—	—	—	1,682	—	1,682
Other comprehensive loss	—	—	—	—	(467)	(467)
Sale/(Repurchase) of common stock	(302)	(1)	1	—	—	—
Exercise of stock options	11,187	39	43	—	—	82
Balance at December 31, 2005	3,416,068	11,956	11,052	2,153	(526)	24,635
Net income	—	—	—	2,272	—	2,272
Other comprehensive income	—	—	—	—	193	193
Adjustment for adoption of SAB 108	—	—	—	(162)	—	(162)
5% Stock dividend	170,803	598	1,569	(2,167)	—	—
Stock based compensation expense	—	—	118	—	—	118
Cash paid for fractional shares	(353)	(1)	—	(4)	—	(5)
Exercise of stock options	262	1	—	—	—	1
Balance at December 31, 2006	3,586,780	$12,554	$12,739	$ 2,092	$(333)	$27,052
Net income	—	—	—	1,345	—	1,345
Other comprehensive loss	—	—	—	—	(15)	(15)
5% Stock dividend	179,350	627	1,199	(1,826)	—	—
Stock based compensation expense	—	—	109	—	—	109
Cash paid for fractional shares	(346)	(1)	—	(2)	—	(3)
Exercise of stock options	511	2	1	—	—	3
Balance at December 31, 2007	3,766,295	$13,182	$14,048	$ 1,609	$(348)	$28,491

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,345	$ 2,272	$ 1,682
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	619	462	324
Deferred Income Taxes	(540)	(613)	(354)
Realized (gain)/loss on investment securities available for sale	(15)	60	10
Income from bank owned life insurance	(385)	(195)	(199)
Gain on sale of foreclosed real estate	—	—	(8)
Provision for loan losses	1,095	1,340	1,499
Loss on disposal of equipment	3	5	—
Stock based compensation	109	118	—
Change in assets and liabilities:			
Increase in accrued interest receivable	(148)	(550)	(911)
Increase in other assets	(128)	(410)	(570)
Increase in accrued interest payable	27	288	315
Increase in accrued expenses and other liabilities	267	207	1,306
Net cash provided by operating activities	2,249	2,984	3,094
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of available for sale investment securities	(22,832)	(31,301)	(32,190)
Proceeds from calls and maturities of securities available for sale	6,404	5,337	5,175
Proceeds from sales of securities available for sale	15,755	5,255	3,943
Net increase in loans from originations and repayments	(35,390)	(56,953)	(116,326)
Net expenditures on foreclosed real estate	(10)	—	—
Purchases of bank premises and equipment	(1,246)	(1,440)	(933)
Proceeds from sale of foreclosed real estate	—	—	447
Purchase of bank owned life insurance	(4,000)	—	—
Maturity (purchase) of time deposits in other banks	99	(99)	(199)
Net purchases of FHLB stock	(303)	(687)	(801)
Net cash used by investing activities	(41,523)	(79,888)	(140,884)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	33,121	69,483	113,966
Net increase (decrease) in short-term borrowings	3,000	3,000	(7,400)
Net increase in long-term borrowings	2,000	6,000	32,310
Net proceeds from exercise of stock options	3	1	82
Cash paid for fractional shares	(3)	(5)	—
Net cash provided by financing activities	38,121	78,479	138,958
Net (decrease) increase in cash and cash equivalents	(1,153)	1,575	1,168
Cash and cash equivalents, beginning	8,848	7,273	6,105
Cash and cash equivalents, ending	$ 7,695	$ 8,848	$ 7,273
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 19,142	$ 15,019	$ 6,828
Cash paid for income taxes	844	2,449	275
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Loans to facilitate the sale of foreclosed real estate	$ 740	$ —	$ —
Unrealized holding gains (losses) on available-for-sale securities, net of taxes	(15)	193	(467)
Transfers from loans to foreclosed real estate and other repossessions	(2)	616	200

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE A—ORGANIZATION AND OPERATIONS

Bank of Wilmington was incorporated May 26, 1998 and began banking operations on June 22, 1998. Bank of Wilmington Corporation, a North Carolina-chartered bank holding company, was incorporated on June 20, 2005 for the sole purpose of serving as the parent bank holding company for Bank of Wilmington. On September 1, 2005, Bank of Wilmington Corporation completed a corporate reorganization in which Bank of Wilmington became its wholly-owned subsidiary. Upon formation, one share of Bank of Wilmington's $3.50 par value common stock was exchanged for one newly issued share of Bank of Wilmington Corporation's $3.50 par value common stock. Effective on October 1, 2006, the corporate name was changed from Bank of Wilmington Corporation to Cape Fear Bank Corporation (the "Company") and the corporate name of its banking subsidiary was changed from Bank of Wilmington to Cape Fear Bank (the "Bank"). The Bank is engaged in general commercial and retail banking in southeastern North Carolina, principally New Hanover, Pender and Brunswick Counties, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities. The Company is a registered bank holding company with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and subject to regulation as such. On October 4, 2005, the Company formed a new unconsolidated wholly-owned subsidiary, BKWW Statutory Trust I (the "Trust"), a Delaware statutory trust, to facilitate the issuance of trust preferred securities. All significant intercompany transactions have been eliminated. The Trust is not consolidated in these financial statements due to the adoption of FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities". The junior subordinated debentures issued by the Company to the Trust are included in long-term borrowings and the Company's equity interest in the Trust is included in other assets. The Bank's primary source of revenue is derived from loans to customers who are predominately individuals and small to medium-size businesses in its market area.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All information in the Notes to Consolidated Financial Statements has been presented in thousands, except percentage, time period, stock option, share, and per share data. The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its consolidated financial statements.

Effects of Stock Split

All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of 5% stock dividends which were distributed on June 29, 2007 and June 30, 2006.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and fair value estimates.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and due from banks," "Interest-earning deposits in other banks," and "Fed funds sold." Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2007, the daily average gross reserve requirement was $855 thousand. The Company had $25 thousand of Fed funds sold and $0 at December 31, 2007 and 2006, respectively.

Investment Securities Available for Sale

Investment securities available for sale are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held to maturity securities. Unrealized holding gains and losses, net of applicable deferred income tax, on available for sale securities are reported as a net amount in other comprehensive income (loss). Gains and losses on the sale of investment securities available for sale are determined using the specific-identification method. Declines in the fair value of individual investment securities available for sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Interest on loans is recorded based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions and trends, historical loan losses, concentration risks, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management's internal review of the loan portfolio. Loans are considered impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due under the contractual terms of the loan. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Estimated useful lives are 18 months to 39 years for buildings and leasehold improvements, 5 to 7 years for furniture, fixtures and equipment and 3 to 5 years for computers and related equipment. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta ("FHLB"). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired as of December 31, 2007.

Foreclosed Real Estate and Repossessions

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of the carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense on the consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders' equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company's only component of other comprehensive income is unrealized gains and losses, net of taxes, on investment securities available for sale.

Stock Compensation Plans

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (revised 2004), "Share-Based Payment," ("SFAS No. 123R") which was issued by the FASB in December 2004. SFAS No.123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award.

The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

Net Income Per Common Share and Common Shares Outstanding

Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for 5% stock dividends distributed on June 29, 2007 and June 30, 2006.

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding, after retroactively adjusting for stock dividends, as summarized below:

	2007	2006	2005
Weighted average number of common shares used in computing basic net income per share	3,766,082	3,765,973	3,765,679
Effect of dilutive stock options	80,828	129,040	89,521
Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	3,846,910	3,895,013	3,855,200

For the years ended December 31, 2007 and 2006, there were no options that were antidilutive. For the year ended December 31, 2005, there were 163,406 options that were antidilutive due to the exercise price exceeding the average market price for the period.

Recent Accounting Pronouncements

SAB 108—In September 2006, the SEC issued Staff Accounting Bulletin No.108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year's errors on the income statement. The Company previously used the roll-over method for quantifying identified financial statement misstatements.

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company adopted SAB 108 during the quarter ended December 31, 2006 and elected to use the cumulative effect transition method in connection with the preparation of its financial statements. The following table summarizes the effects of applying the guidance in SAB 108:

	Period in which the misstatement originated [1]			
	Cumulative prior to January 1, 2004	Year ended December 31, 2004	Year ended December 31, 2005	Adjustment recorded as of January 1, 2006
Accrued expenses and other liabilities [2]	$204	$ 30	$ 30	$ 264
Deferred income taxes [3]	(78)	(12)	(12)	(102)
Impact on net income [4]	$126	$ 18	$ 18	
Retained earnings [5]				$ 162

(1) The Company quantified these errors under the roll-over method and concluded that they were immaterial both individually and in the aggregate.

(2) The Company was not recognizing rent expense for one lease using the straight-line method. As a result of this error, its occupancy and equipment expense was understated by $204 thousand (cumulatively) in fiscal years ending prior to January 1, 2004, by $30 thousand in fiscal year ending December 31, 2004 and by $30 thousand in fiscal year ending December 31, 2005.

(3) As a result of the lease misstatement described, the Company's provision for income taxes was overstated $78 thousand (cumulatively) in fiscal years ending prior to January 1, 2004, by $12 thousand in fiscal year ending December 31, 2004 and by $12 thousand in fiscal year ending December 31, 2005.

(4) Represents the net overstatement of net income for the indicated periods resulting from these misstatements.

(5) Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.

SFAS 157—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued proposed FASB Staff Position ("FSP") SFAS 157-b ("FSP 157-b"), which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-b partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP 157-b. The Company will adopt SFAS 157 during 2008, except as it applies to those non-financial assets and non-financial liabilities as noted in proposed FSP 157-b. The partial adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

SFAS 159—Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this standard is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007, with early adoption permitted under certain circumstances. The Company has chosen not to early adopt the provision of SFAS 159. The Company has evaluated this statement and does not believe it will have a material effect on the Company's consolidated financial statements.

FIN 48—The Company adopted the Financial Accounting Standards Board's Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The adoption of FIN 48 did not have a material effect on our consolidated financial position or results of operations and unrecognized tax benefits as of December 31, 2007 and 2006 were immaterial. The Company classifies interest and penalties related to income tax assessments, if any, in income tax expense in the consolidated statement of operations and interest and penalties recognized in 2007, 2006, and 2005 were immaterial. Fiscal years ending on or after December 31, 2004 are subject to examination by federal and state tax authorities.

SAB 109—In November 2007, the SEC issued SAB No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 supersedes guidance provided by SAB No. 105, "Loan Commitments Accounted for as Derivative Instruments" ("SAB 105") and provides guidance on written loan commitments accounted for at fair value through earnings. Specifically, SAB 109 addresses the inclusion of expected net future cash flows related to the associated servicing of a loan in the measurement of all written loan commitments accounted for at fair value through earnings. In addition, SAB 109 retains the SEC's position on the exclusion of internally-developed intangible assets as part of the fair value of a derivative loan commitment originally established in SAB 105. SAB 109 is effective for fiscal years ending after December 15, 2007. The Company currently is evaluating the impact, if any, that SAB 109 may have on its financial position, results of operations or cash flows.

EITF 06-4—In September 2006, the Emerging Issues Task Force ("EITF") issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, EITF 06-4 would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee's active service period with an employer. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The implementation of EITF 06-4 on January 1, 2008 is expected to result in an adjustment to the carrying value of liabilities with an offsetting adjustment to the opening balance of retained earnings of approximately $617 thousand. The Company also expects an annual charge in 2008 of approximately $58 thousand from the adoption of EITF 06-4.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Reclassification

Certain items included in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. The reclassifications had no effect on the net income or shareholders' equity as previously reported.

NOTE C—INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at December 31, 2007 and 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2007				
U.S. government agencies	$ 6,049	$ 5	$ 33	$ 6,021
Municipals	30,423	37	568	29,892
Corporate bonds	851	—	—	851
Mortgage-backed securities	33,470	173	180	33,463
	$70,793	$215	$781	$70,227
December 31, 2006				
U.S. government agencies	$10,008	$ 3	$ 97	$ 9,914
Municipals	24,493	65	95	24,463
Corporate bonds	529	—	4	525
Mortgage-backed securities	35,077	83	497	34,663
	$70,107	$151	$693	$69,565

The following tables show gross unrealized losses and fair value of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

	2007					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Securities available for sale:						
U.S. government agencies	$ 1,995	$ 13	$ 2,585	$ 20	$ 4,580	$ 33
Municipals	20,758	541	1,578	27	22,336	568
Mortgage-backed securities	981	5	11,210	175	12,191	180
Total temporarily impaired securities	$23,734	$559	$15,373	$222	$39,107	$781

	2006					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Securities available for sale:						
U.S. government agencies	$ 1,944	$ 11	$ 5,178	$ 86	$ 7,122	$ 97
Municipals	11,797	63	2,987	32	14,784	95
Corporate bonds	525	4	—	—	525	4
Mortgage-backed securities	4,855	12	19,034	485	23,889	497
Total temporarily impaired securities	$19,121	$ 90	$27,199	$603	$46,320	$693

At December 31, 2007, temporarily impaired securities, 12 months or more, consisted of four U.S. government agency securities, four municipal securities and twenty-three mortgage-backed securities. None of the impaired securities have premiums associated with them. The Company believes the impairment relates to the current interest rate environment and does not relate to the underlying credit quality of the issuers, and the Company has the intent and ability to hold these investments for a time necessary to recover their cost and therefore, is not an other than temporary impairment. The remaining securities that have an unrealized loss have been impaired for less than 12 months, which includes three U.S. government agency securities, thirty-four municipal securities, and two mortgage-backed securities. The Company believes the impairment relates to the current interest rate environment and there is not a permanent impairment. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer's ability to honor redemption obligations, and considering that management has the intent and ability to hold these securities until maturity, none of the securities are deemed to be other than temporarily impaired.

Securities with a carrying value of $12.3 million and $6.1 million at December 31, 2007 and 2006, respectively, were pledged to secure borrowings or deposits.

The amortized cost and fair values of securities available for sale at December 31, 2007 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Securities Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 5,471	$ 5,455
Due after one year through five years	20,033	19,905
Due after five years through ten years	23,163	22,953
Due after ten years	22,126	21,914
	$70,793	$70,227

Proceeds from maturities, sales and calls of investment securities during the years ended December 31, 2007, 2006 and 2005 were $22.2 million, $10.6 million, and $9.1 million, respectively. The Company realized gross gains of approximately $63 thousand, $1 thousand, and $14 thousand in 2007, 2006, and 2005, respectively, and gross losses of approximately $48 thousand, $61 thousand, and $24 thousand in 2007, 2006, and 2005, respectively.

NOTE D—LOANS

Following is a summary of loans at December 31, 2007 and 2006:

	2007	2006
Real estate—mortgage:		
Construction and land development	$150,701	$157,689
One-to-four family residential	44,812	35,044
Multifamily	7,073	5,078
Commercial	109,742	88,892
Home equity lines of credit	38,864	30,726
Total real estate loans	351,192	317,429
Commercial and industrial	15,454	14,540
Consumer	3,937	2,457
Total gross loans	370,583	334,426
Deferred loan (fees)/costs, net	95	(17)
Total loans	$370,678	$334,409

Loans are primarily made in southeastern North Carolina, principally New Hanover, Pender and Brunswick Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans can be affected by the local economic conditions.

The recorded investment in loans considered impaired was $13.1 million at December 31, 2007 with a corresponding valuation allowance of $1.5 million. At December 31, 2006, $4.1 million of the recorded investment in loans considered impaired had a corresponding valuation allowance of $328 thousand. At December 31, 2007 and 2006, the recorded investment in impaired loans with no corresponding valuation allowance was $4.9 million and $0, respectively. The average investment in impaired loans was $6.3 million and $3.6 million for the years ended December 31, 2007 and 2006, respectively. Such loans had the effect of reducing interest income by approximately $200 thousand, $113 thousand, and $76 thousand during the years ended December 31, 2007, 2006 and 2005, respectively.

An analysis of the allowance for loan losses follows:

	2007	2006	2005
Balance at beginning of year	$4,536	$3,510	$2,106
Provision charged to operations	1,095	1,340	1,499
Charge-offs:			
Home equity lines of credit	—	(92)	(43)
Consumer	(10)	(23)	(10)
Commercial and industrial	(6)	(292)	(131)
Total charge-offs	(16)	(407)	(184)
Recoveries:			
Home equity lines of credit	3	—	74
Real estate-mortgage	—	4	4
Consumer	—	5	1
Commercial and industrial	153	84	10
Total recoveries	156	93	89
Net recoveries/(charge-offs)	140	(314)	(95)
Balance at end of year	$5,771	$4,536	$3,510

The Company has granted loans to certain directors and executive officers of the Company and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

Loans to directors and officers as a group at December 31, 2006	$ 6,506
Disbursements during year	329
Amounts collected during year	(272)
Parties no longer related	(4,063)
New related parties	195
Loans to directors and officers as a group at December 31, 2007	$ 2,695

At December 31, 2007, the Company had pre-approved but unused available credit totaling $130 thousand to directors, executive officers and their related interests.

NOTE E—PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2007 and 2006:

	2007	2006
Buildings and improvements	$ 884	$ 883
Furniture and equipment	2,958	2,423
Leasehold improvements	1,684	1,041
Automobiles	39	39
Construction in progress	33	38
	5,598	4,424
Less accumulated depreciation	(2,018)	(1,470)
Total Premises and Equipment	$ 3,580	$ 2,954

Depreciation and amortization amounting to $618 thousand, $410 thousand, and $254 thousand for the years ended December 31, 2007, 2006, and 2005, respectively, is included in occupancy and equipment expense. Outstanding construction commitments at December 31, 2007 were approximately $632 thousand.

NOTE F—DEPOSITS

Time deposits in denominations of $100 thousand or more were $178.2 million and $131.0 million at December 31, 2007 and 2006, respectively. Interest expense on such deposits aggregated $8.0 million in 2007, $5.7 million in 2006, and $2.3 million in 2005.

At December 31, 2007, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total
Three months or less	$ 28,401	$ 41,358	$ 69,759
Over three months to six months	22,127	16,094	38,221
Over six months to twelve months	52,888	78,486	131,374
Over twelve months	9,530	42,287	51,817
Total	$112,946	$178,225	$291,171

NOTE G—BORROWINGS

The Company may purchase federal funds through unsecured federal funds lines of credit totaling $11.0 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no amounts outstanding under these lines as of December 31, 2007 and 2006.

The Company has outstanding FHLB advances of $36.0 million and $31.0 million at December 31, 2007 and 2006, respectively. All of these advances at the Federal Home Loan Bank of Atlanta are secured by a blanket lien on our qualifying 1-4 family first mortgages, commercial real estate loans, home equity lines of credit, and second mortgages in addition to investment securities totaling $11.3 million currently pledged to FHLB. The Company has a maximum borrowing availability from FHLB of $69.6 million as of December 31, 2007. At December 31, 2007, the maximum month end balance was $36.0 million consisting of $17 million in short term, variable rate borrowings and long term borrowings totaling $14 million with adjustable rates, $8 million with fixed rates, and one $8 million convertible rate advance.

The Company has a credit facility with the Federal Reserve Bank of Richmond, secured by an investment security available for sale, under which the Company had a maximum borrowing availability of approximately $496 thousand at December 31, 2007. No amount was outstanding under this credit facility at December 31, 2007 and 2006.

The Company has long-term debt of $10.3 million in junior subordinated debentures payable to its subsidiary, BKWW Statutory Trust I. This debt was issued on October 4, 2005 and is callable in five years with a final maturity of October 4, 2035. The Trust was formed for the sole purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in junior subordinated debentures. The debentures held by the Trust are the sole assets of the Trust. The Company owns 100% of the Trust's outstanding common securities and unconditionally guarantees the Trust's financial obligations. The debentures and the trust preferred securities bear a quarterly adjustable interest rate, currently 6.39%. The interest rate is equal to 140 basis points over the three-month LIBOR (London Inter-Bank Offered Rate). The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to trust common securities if, and so long as, the Company fails to make principal or interest payment on the debentures. Concurrently with the issuance of the debentures and the trust preferred securities, the Company entered into a Guaranty Agreement, dated October 4, 2005, related to the trust preferred securities for the benefit of the holders. The debentures and trust preferred securities each have 30-year lives and will each be callable by the Company or the Trust, at their option, after five years. The Company has the option to defer interest for up to five years on the debentures. The debentures qualify as Tier I capital under Federal Reserve Board guidelines.

Outstanding borrowings at December 31, 2007 and 2006 are presented below:

Maturity	Current Interest Rate	2007	2006
Short Term Borrowings			
Daily Rate Credit	4.40%	$ 6,000	$ 3,000
April 27, 2007	4.15%	—	3,000
April 28, 2008	4.27%	3,000	—
May 12, 2008	5.02%	3,000	—
June 20, 2008	4.94%	5,000	—
Total Short Term Borrowings		17,000	6,000
Long Term Borrowings			
April 28, 2008	4.27%	—	3,000
May 12, 2008	5.02%	—	3,000
June 20, 2008	4.94%	—	5,000
April 27, 2009	4.48%	3,000	3,000
May 12, 2009	5.03%	3,000	3,000
April 26, 2010	5.04%	2,000	—
April 27, 2010	5.01%	3,000	—
August 25, 2015	4.10%	8,000	8,000
October 4, 2035	6.39%	10,310	10,310
Total Long Term Borrowings		29,310	35,310
Total Borrowings		$46,310	$41,310

NOTE H—LEASES

The Company leases various branch and office facilities, as well as land, all under operating leases. These leases are for terms that range from month to month for the temporary space to fifteen years, with renewal options of up to thirty-five years. Future rental expense to be recognized under these leases are as follows:

2008	$ 667
2009	656
2010	641
2011	646
2012	439
Thereafter	3,093
	$6,142

Rental expense for operating leases was $686 thousand, $483 thousand, and $402 thousand during 2007, 2006 and 2005, respectively.

NOTE I—INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Current tax provision:			
Federal	$ 549	$1,299	$ 925
State	212	365	214
Total current tax provision	761	1,664	1,139
Deferred tax provision:			
Federal	(445)	(505)	(292)
State	(95)	(108)	(62)
Total deferred tax provision	(540)	(613)	(354)
Provision for income tax expense before adjustment to deferred tax asset valuation allowance	221	1,051	785
Decrease in valuation allowance	—	—	—
Income tax	$ 221	$1,051	$ 785

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2007	2006	2005
Tax computed at the statutory federal rate	$ 533	$1,130	$839
Increase (decrease) resulting from:			
State income taxes, net of federal tax effect	77	169	100
Tax exempt interest	(309)	(220)	—
Stock based compensation	37	40	—
Bank owned life insurance	(131)	(66)	(68)
Other permanent differences	14	(2)	(86)
Provision for income taxes	$ 221	$1,051	$785

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets relating to:		
Allowance for loan losses	$2,004	$1,582
Unrealized losses on investment securities	218	209
Deferred Compensation	371	228
Other	127	119
Total deferred tax assets	2,720	2,138
Deferred tax liabilities relating to:		
Deferred loan costs	(254)	(330)
Prepaid expenses	(69)	(57)
Fixed asset differences	(195)	(98)
	(518)	(485)
Net recorded deferred tax asset	$2,202	$1,653

It is management's opinion that realization of the net deferred tax asset is more likely than not based on the Company's history of taxable income and estimates of future taxable income. The adoption of FIN 48 did not have a material effect on our consolidated financial position or results of operations and unrecognized tax benefits as of December 31, 2007 and 2006 were immaterial.

NOTE J—OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Advertising and promotion	$ 449	$ 549	$ 322
Data processing and other outsourced services	952	770	581
Postage, printing and office supplies	201	152	92
Professional services	677	435	294
Other	1,300	936	677
Total	$3,579	$2,842	$1,966

NOTE K—REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. As of August 6, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank's category. Management believes, as of December 31, 2007 and 2006, that all capital adequacy ratios place the Company and the Bank in excess of the minimum necessary to be deemed "well capitalized" under regulatory guidelines. The Bank's capital ratios are listed in the table below:

	Actual		Minimum Requirements	
	Capital Amount (In thousands)	Capital Ratio	For Capital Adequacy	To Be Well Capitalized
As of December 31, 2007				
Total capital—Tier II capital (to risk-weighted assets)	$43,198	11.1%	8.0%	10.0%
Tier I capital (to risk-weighted assets)	38,321	9.8%	4.0%	6.0%
Leverage Tier I capital (to average assets)	38,321	8.3%	4.0%	5.0%
As of December 31, 2006				
Total capital—Tier II capital (to risk-weighted assets)	$40,689	11.5%	8.0%	10.0%
Tier I capital (to risk-weighted assets)	36,265	10.3%	4.0%	6.0%
Leverage Tier I capital (to average assets)	36,265	8.5%	4.0%	5.0%

The Company is also subject to these capital requirements. At December 31, 2007 and 2006, the Company's capital ratios are as follows:

	At December 31,	
	2007	2006
Total risk-based capital ratio	11.2%	11.8%
Tier 1 risk-based capital ratio	9.9%	10.3%
Leverage ratio	8.6%	9.2%

NOTE L—OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amounts of the Company's exposure to off-balance sheet risk as of December 31, 2007 is as follows:

Financial instruments whose contract amounts represent credit risk:	
Commitments to extend credit	$ 11.2 million
Undisbursed lines of credit	66.0 million
Commercial and standby letters of credit	811 thousand

NOTE M—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits in other banks, investment securities, time deposits in other banks, loans, stock in FHLB of Atlanta, bank owned life insurance, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits and Time Deposits in Other Banks

The carrying amounts for cash and due from banks, interest-earning deposits, Fed funds sold, and time deposits in other banks approximate fair value because of the short maturities of those instruments.

Investment Securities

Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable and Payable

The carrying amount is a reasonable estimate of fair value.

Stock in Federal Home Loan Bank of Atlanta

The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank.

Bank Owned Life Insurance

The fair value of Company owned life insurance is equivalent to the cash surrender value of the underlying policies.

Deposits

The fair value of demand, savings, money market and NOW deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated based on discounting cash flows using the rates currently offered for instruments of similar remaining maturities.

Borrowings

The fair value of borrowings is based upon discounting expected cash flows using current rates at which borrowings of similar maturity could be obtained.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note L, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Company's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2007 and 2006:

	2007		2006	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:				
Cash and due from banks	$ 6,257	$ 6,257	$ 7,209	$ 7,209
Interest-earning deposits in other banks	1,413	1,413	1,639	1,639
Fed funds sold	25	25	—	—
Investment securities	70,227	70,227	69,565	69,565
Time deposits in other banks	199	199	298	298
Loans	370,678	373,270	334,409	330,470
Accrued interest receivable	2,343	2,343	2,195	2,195
Stock in FHLB of Atlanta	2,384	2,384	2,081	2,081
Bank owned life insurance	9,876	9,876	5,491	5,491
Financial liabilities:				
Deposits	386,738	387,407	353,617	352,088
Borrowings	46,310	46,163	41,310	40,636
Accrued interest payable	772	772	745	745

NOTE N—EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(K) Retirement Plan

The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company matched 100% of employee contributions, with the Company's contribution limited to 6% of each employee's salary for the years ended December 31, 2007, 2006 and 2005. Matching contributions are funded when accrued. Expenses under the plan totaled $200 thousand, $160 thousand, and $131 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock Option Plans

The Company has three share-based compensation plans in effect at December 31, 2007. The compensation cost that has been charged against income for those plans was approximately $109 thousand and $118 thousand for 2007 and 2006, respectively, and none for 2005. There has been no deferred tax assets recorded due to the fact that stock based compensation expense results solely from incentive stock options.

During 1999 the Company adopted, with shareholder approval, the 1999 Incentive Stock Option Plan (the "Employee Plan") and the 1999 Nonstatutory Stock Option Plan (the "Director Plan"). Each plan was amended as of June 17, 2005 with shareholder approval to increase the number of shares available for options to purchase shares of the Company's common stock. Options of 176,056 granted under the Director Plan vested immediately at the time of grant and 43,411 granted under the Director Plan vested after six months, while the options granted under the Employee Plan vest over a five-year period for 174,350 options, over a four-year period for 37,898 options, and over a three-year period for 90,267 options. All unexercised options expire ten years after the date of grant. Options under these plans were granted at a price not less than the fair market value at the date of the grant. No further grants will be made under these plans with the adoption of the 2007 Omnibus Equity Plan.

On May 17, 2007, the Company adopted the 2007 Omnibus Equity Plan, which provides for the issuance of up to an aggregate of 243,042 shares of common stock of the Company pursuant to stock options, restricted stock, and other awards granted or issued under its terms. This plan includes 89,041 new shares available and 154,001 shares that were available for stock option grants under the previously existing 1999 Incentive Stock Option Plan and 1999 Nonstatutory Stock Option Plan. No additional stock options will be granted under those prior plans. There have not been any awards granted to date under the new plan. The Company does not typically purchase shares to fulfill the obligations of the stock benefit plans. Under the 2007 Omnibus Equity Plan, the Plan Committee may establish different terms and conditions for each type of award granted to an Employee or Director. The 2007 Omnibus Equity Plan will be in effect for ten years after date of approval.

The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the Company's stock price over the expected term of the options. The expected term of the options is based upon the average life of previously issued stock options. The expected dividend yield is based upon current yield on date of grant. No post-vesting restrictions for these options. No options were granted during 2007 and 2006. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: expected volatility of 14.29 percent; risk-free interest rate of 4.50 percent; dividend yield of 0.00 percent; and expected lives of 7 years. The weighted average fair value of options granted during 2005 was $383.

A summary of option activity and changes under the stock option plans during the year ended December 31, 2007 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	435,021	$7.35		
Exercised	(523)	3.78		
Forfeited	(12,886)	9.70		
Granted	—	—		
Outstanding at December 31, 2007	421,612	$7.28	4.28 years	$1,707
Exerciseable at December 31, 2007	374,526	$6.97	3.86 years	$1,633

There was $3 thousand, $1 thousand, and $82 thousand of proceeds recorded from the exercise of these options in December 31, 2007, 2006 and 2005, respectively. The intrinsic value of options exercised for the years ended December 31, 2007, 2006 and 2005 was approximately $3 thousand, $2 thousand, and $46 thousand, respectively.

A summary of the status of the Company's non-vested stock options and changes during the year ended December 31, 2007, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—December 31, 2006	88,602	$2.99
Granted	—	—
Vested	(28,630)	2.99
Forfeited	(12,886)	2.98
Non-vested—December 31, 2007	47,086	$2.99

The fair value of stock options that contractually vested during the years ended December 31, 2007, 2006, and 2005 were $113 thousand, $249 thousand, and $0, respectively.

As of December 31, 2007, there was $86 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all of the Company's stock benefit plans. That cost is expected to be recognized over a weighted-average period of 0.75 years.

The Company funds the option shares from authorized but unissued shares. The Company does not typically purchase shares to fulfill the obligations of the stock benefit plans. The option plan requires option holders to exercise options with payment in cash.

The following illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to the prior year ended December 31, 2005:

	2005
Net income:	
As reported	$1,682
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(125)
	$1,557
Pro forma	
Basic net income per share:	
As reported	$ 0.45
Pro forma	0.41
Diluted net income per share:	
As reported	$ 0.44
Pro forma	0.40

Employment Agreement

The Company has entered into an employment agreement with its Chief Executive Officer. The agreement provides for a three-year term but, upon each anniversary, the agreement may be extended for an additional year so that the remaining term shall always be three years. The agreement provides for benefits as spelled out in the contract and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officer's right to receive certain vested rights, including compensation, for the remaining term of the agreement. In the event of a change in control of the Company, as defined in the agreement, the agreement will automatically be extended for three years from the date of such change in control and the acquirer will be bound to the terms of the contract for that period.

Termination Agreements

The Company has entered into special termination agreements with six key employees which provide for severance pay benefits in the event of a change in control of the Company which results in the termination of such employees or diminished compensation, duties or benefits within two years of a change in control. The employees covered under this agreement are entitled to a cash payment equal to two times their annual compensation for three employees and one and a half times their annual compensation for the other three employees, for income tax purposes for the most recent tax year prior to the change in control. The agreements are initially effective for a three-year period and are automatically extended annually for an additional year unless the Company's Board of Directors takes specific action not to grant the automatic extension.

Supplemental Employee Retirement Plan and Endorsement Split Dollar Plans

In 2005, the Company implemented a non-qualifying deferred compensation plan for four key executive officers. The Company purchased life insurance policies on these four key executive officers and certain other key officers during 2004 and on four key executive officers in 2007 in order to provide future funding of benefit payments. The Company has agreed to share with the officers' designated beneficiaries a portion of the total death benefits payable under the 2004 policies following their deaths. The insurance policies are owned by the Company and the Company is entitled to receive all death benefits remaining after payment to the officers' beneficiary. The Company expects to recover in full its life insurance investment.

Benefits for each executive officer participating in the deferred compensation plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant's life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. If the Company has a change in control before the officer reaches retirement age, the participating officer will be entitled to a benefit. Provisions of approximately $317 thousand, $298 thousand and $211 thousand were expensed for future benefits to be provided under this plan for the years ended December 31, 2007, 2006, and 2005, respectively. The total liability under this plan was approximately $826 thousand and $509 thousand at December 31, 2007 and 2006, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Director Elective Income Deferral Agreements and Split Dollar Plans for Directors

In 2005, the Company entered into Director Elective Income Deferral Agreements with each non-employee director. Interest on the amount deferred is credited by the Bank on the last business day of that year at a rate equal to the prime rate reported in the *Wall Street Journal* on that day, plus fifty basis points. The interest crediting rate for 2007 was 7.75%. Total deferred fees and credited interest will be paid to the director either in a lump sum or in installments over 120 months from retirement on or after reaching the normal retirement age of 65. The expense incurred by the Company for these agreements were approximately $48 thousand, $50 thousand and $37 thousand for the year ended December 31, 2007, 2006 and 2005, respectively. The total liability under these agreements was approximately $136 thousand and $87 thousand at December 31, 2007 and 2006, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In order to fund the benefits payable under the Director Elective Income Deferral Agreements, the Company has purchased life insurance policies on each director. The policies are designed to offset the program's costs during the lifetime of the participant and to provide complete recovery of all the program's costs at their death. The Company has agreed to share with the directors' designated beneficiaries a portion of the total death benefits payable under the policies following their deaths. The insurance policies are owned by the Company and the Company is entitled to receive all death benefits remaining after payment to the directors' beneficiary. The Company expects to recover, in full, its life insurance investment.

NOTE O—PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Cape Fear Bank Corporation, the parent company, at and for the years ended December 31, 2007, 2006 and 2005 are presented below. Cape Fear Bank Corporation was incorporated on June 20, 2005.

CONDENSED BALANCE SHEET

	2007	2006
ASSETS:		
Cash	$ 249	$ 884
Equity investment in subsidiaries	38,283	36,243
Other assets	309	312
TOTAL ASSETS	$38,841	$37,439
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Junior subordinated debt	$10,310	$10,310
Other liabilities	40	77
Shareholders' equity	28,491	27,052
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$38,841	$37,439

CONDENSED STATEMENT OF OPERATIONS

	2007	2006	2005
Dividends from subsidiary	$ 21	$1,668	$ 116
Equity in undistributed net income of subsidiary	1,947	1,166	620
Interest expense	(714)	(675)	(142)
Miscellaneous income	91	113	43
NET INCOME	$1,345	$2,272	$ 637

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007, 2006 and 2005

CONDENSED STATEMENT OF CASH FLOWS

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,345	$ 2,272	$ 637
Equity in undistributed net income of subsidiary	(1,947)	(1,166)	(620)
Change in other assets	3	(221)	(91)
Change in other liabilities	(36)	3	75
NET CASH (USED)/PROVIDED BY OPERATING ACTIVITIES	(635)	888	1
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in Trust	—	—	(311)
Investment in Bank	—	—	(10,000)
NET CASH USED BY INVESTING ACTIVITIES	—	—	(10,311)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from exercise of stock options	3	(4)	—
Cash paid for fractional shares	(3)	—	10,310
NET CASH PROVIDED BY FINANCING ACTIVITIES	—	(4)	10,310
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(635)	884	—
CASH AND CASH EQUIVALENTS, BEGINNING	884	—	—
CASH AND CASH EQUIVALENTS, ENDING	$ 249	$ 884	$ —

CAPE FEAR BANK CORPORATION AND SUBSIDIARY
Management's Annual Report on Internal Control Over Financial Reporting

The management of Cape Fear Bank Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. As of December 31, 2007, the Company determined that its implementation of a model for determining the allowance for loan loss, newly adopted in the fourth quarter 2007, resulted in a material weakness. This material weakness was the result of the lack of proper documentation for the model and the misapplication of one component of the model relating to procedures for determining historical loss experience. While the level of loan loss allowance previously reported in the Company's February 1, 2008, Form 8-K filing of year end 2007 financial results and in the financial statements included herein was determined to be adequate at December 31, 2007, this material weakness, if not detected and corrected, could have impacted the determination of the allowance in the future periods. Additionally, the Company did not have effective controls in place to identify and account for non-routine transactions, such as the significant modification of accounting for accrued expenses resulting from FDIC deposit insurance assessments, which also was a material weakness. While management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 due to these material weaknesses, this did not result in a material misstatement of any of the Company's financial statements, including the annual and interim financial statements for 2007. The Company is taking steps to remediate the material weaknesses, including designing and implementing additional control procedures, and implementing additional review processes over these controls, to ensure that the Company's newly adopted model and existing procedures for determining the allowance for loan losses are properly documented and applied and that non-routine transactions are recognized and accounted for properly.

DIRECTORS

Cameron Coburn
President and Chief Executive Officer of Cape Fear Bank Corporation

W. Lee Crouch, Jr.
Realtor/Broker of Intracoastal Realty Corporation

Craig S. Relan
Private Investor

Jerry D. Sellers
Partner, Sellers Tile Co., Inc.

Walter O. Winter
Real Estate Investor

Becky P. O'Daniell
President/CFO, Atlantic Quest Corporation

EXECUTIVE OFFICERS

Cameron Coburn
President and Chief Executive Officer

Betty V. Norris
Senior Vice President/Treasurer and Chief Financial Officer

R. James MacLaren
Senior Vice President and Chief Credit Officer

Lynn M. Burney
Senior Vice President and Chief Operations Officer

A. Mark Tyler
Senior Vice President and Chief Banking Officer

Michelle L. Southerland
Vice President and Corporate Secretary

Cape Fear Bank Office Locations

Main Office
1117 Military Cutoff Road
Wilmington, NC 28405

Surf City Branch Office
13500 Highway 50
Suite 101
Surf City, NC 28445

Waterford Branch Office
503 Olde Waterford Way
Suite 104
Leland, NC 28451

Sunset Beach Branch Office
720 Sunset Boulevard North
Sunset Beach, NC 28468

Pine Valley Branch Office
3702 South College Road
Wilmington, NC 28412

Hampstead Branch Office
Hampstead Station Shopping Center
Unit 1-A
14572 US Highway 17
Hampstead, NC 28443

Oleander Branch Office
4008 Oleander Drive
Wilmington, NC 28403

Southport Branch Office
1419 North Howe Street
Southport, NC 28461

Market for Common Stock

Cape Fear Bank Corporation's common stock is listed for trading on The Nasdaq Capital Market under the symbol CAPE. As of December 31, 2007, there were 3,766,295 shares of common stock outstanding which were held by approximately 747 shareholders of record.

Stock Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

Regulatory and Securities Counsel

Ward and Smith, PA
Post Office Box 867
New Bern, NC 28563-0867

Independent Auditors

Dixon Hughes PLLC
1003 Red Banks Road
Greenville, NC 27858

The table below presents the trading prices for the Company's stock for 2007 and 2006:

	High	Low
2007		
Fourth quarter	$11.33	$ 8.90
Third quarter	$10.41	$ 8.75
Second quarter	$10.90	$ 9.30
First quarter	$11.32	$ 9.66
	High	Low
2006		
Fourth quarter	$12.24	$10.57
Third quarter	$12.37	$11.52
Second quarter	$12.43	$10.79
First quarter	$11.14	$ 9.70

Performance Graph

The following line graphs compare the cumulative total shareholder return (the "CTSR") on our common stock during the previous five years with the CTSR over the same measurement period of the Nasdaq Composite and the SNL Bank and Thrift Index. Each line graph assumes that $100 was invested on December 31, 2002, and that dividends were reinvested in additional shares.


Total Return Performance
Cape Fear Bank Corporation
NASDAQ Composite
SNL Bank and Thrift Index
Index Value
250
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Cape Fear Bank Corporation	100.00	176.30	167.26	200.91	215.83	231.31
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank and Thrift Index	100.00	135.57	151.82	154.20	180.17	137.40

Annual Report on Form 10-K

A copy of Cape Fear Bank Corporation's 2007 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Betty V. Norris, Senior Vice President/Treasurer, Cape Fear Bank Corporation, 1117 Military Cutoff Road, Wilmington, NC 28405.

This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation's rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

NOTES

CAPE FEAR BANK
CORPORATION

Nasdaq Capital Market: CAPE
www.capefearbank.com

Main
1117 Military Cutoff Road
Wilmington, NC 28405
910.509.2000

Pine Valley
3702 South College Road
Wilmington, NC 28412
910.793.4600

Hampstead
14572 US Highway 17 • P. O. Box 430
Hampstead, NC 28443
910.270.8711

Surf City
13500 Highway 50 • Suite 101
Surf City, NC 28445
910.329.9969

Waterford
503 Olde Waterford Way • Suite 104
Leland, NC 28451
910.371.1405

Oleander
4008 Oleander Drive
Wilmington, NC 28403
910. 792.9980

Sunset Beach
720 Sunset Boulevard North
Sunset Beach, NC 28468
910.579.1500

Southport
1669 North Howe Street • Suite A
Southport, NC 28461
910.457.6420

END